SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 July 2022
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 27 June 2022 re: 2022 Half-Year Results - Part 1 of 2

Lloyds Banking Group plc

2022 Half-Year Results

27 July 2022

Part 1 of 2

Alternative performance measures

The Group uses a number of alternative performance measures, including underlying profit, in the description of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out on page 32. Unless otherwise stated, commentary on page 1 and on pages 7 and 9 is given on an underlying basis.

Forward looking statements

This news release contains forward looking statements. For further details, reference should be made to page 132.

RESULTS FOR THE HALF-YEAR

"In February we announced an ambitious strategy to transform our business, generate a stronger growth trajectory and enable the Group to deliver higher, more sustainable returns. While the world has changed significantly since February, our strategic focus remains clear and disciplined. Our strong financial performance demonstrates the resilience of our business model and customer relationships, and has enabled us to enhance guidance for 2022. Just as we remain well placed to withstand the current macroeconomic uncertainty and continue to generate significant capital for our shareholders, so too do we remain committed to maintaining the support we give to our customers every day as they adapt to the challenges they face."

Charlie Nunn,
Group Chief Executive

Strong financial performance with continued business momentum

●  Mobilising for strategic priorities across all areas, supported by commencement of incremental strategic investment

●  New organisation structure from 1 July 2022 aligned to strategic delivery, with new leadership team in place

●  Statutory profit after tax of £2.8 billion (first half of 2021: £3.9 billion), given higher net income being more than offset by the non-repeat of the significant impairment release and the deferred tax credit in the first half of 2021

●  Strong revenue growth supported by continued recovery in customer activity and UK Bank Rate changes. Net income of £8.5 billion, up 12 per cent; higher net interest and other income and continued low operating lease depreciation

●  Underlying net interest income benefitting from increased average interest-earning banking assets and deposit growth in the first half of 2022 and a stronger banking net interest margin of 2.77 per cent

●  Operating costs1 of £4.2 billion, up 5 per cent compared to the first half of 2021, reflecting stable business-as-usual costs and higher planned strategic investment and new businesses

●  Underlying profit before impairment up 34 per cent to £4.1 billion in the first half, driven by strong net income growth

●  Asset quality remains strong; portfolio well-positioned in the context of cost of living pressures. Underlying impairment of £0.4 billion reflecting stable and benign observed performance, COVID-19 releases and updated economic outlook including inflationary pressures

Continued franchise growth and strong capital generation

●  Loans and advances to customers up £7.5 billion in the first half to £456.1 billion, including continued growth in the open mortgage book (up £3.3 billion to £296.6 billion)

●  Customer deposits up £1.9 billion to £478.2 billion, with continued inflows to the Group's trusted brands. Loan to deposit ratio of 95 per cent continues to provide robust funding and liquidity and potential for growth

●  Strong pro forma capital generation2 of 139 basis points in the first half based on strong banking performance and including benefits from lower risk-weighted assets and the insurance dividend. The Board has declared an interim ordinary dividend of 0.80 pence per share, up c.20 per cent on the prior year and equivalent to £550 million

●  Pro forma CET1 ratio of 14.8 per cent (CET1 ratio of 14.7 per cent), remaining ahead of the ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent. Commitment to consider excess capital returns as usual at year-end

Outlook

Given the strong financial performance in the first half of 2022 and based on current macroeconomic assumptions, the Group is enhancing its 2022 guidance:

●  Banking net interest margin now expected to be greater than 280 basis points

●  Continue to expect operating costs of c.£8.8 billion on the new reporting basis1

●  Asset quality ratio now expected to be below 20 basis points

●  Return on tangible equity now expected to be c.13 per cent

●  Continue to expect risk-weighted assets at the end of 2022 to be c.£210 billion

●  Capital generation now expected to be greater than 200 basis points

1    See page 32.

2    Excluding regulatory changes on 1 January 2022, variable pension contributions and ordinary dividend accrual. Inclusive of the interim dividend received from the Insurance business in July 2022.

INCOME STATEMENT - UNDERLYING BASISA AND KEY BALANCE SHEET METRICS

	Half-year to 30 Jun2022£m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Underlying net interest income	6,135	5,418	13	5,745	7
Underlying other income	2,529	2,417	5	2,643	(4)
Operating lease depreciation	(213)	(271)	21	(189)	(13)
Net income	8,451	7,564	12	8,199	3
Operating costs1	(4,249)	(4,053)	(5)	(4,259)
Remediation	(79)	(425)	81	(875)	91
Total costs	(4,328)	(4,478)	3	(5,134)	16
Underlying profit before impairment	4,123	3,086	34	3,065	35
Underlying impairment (charge) credit1	(377)	734		651
Underlying profit	3,746	3,820	(2)	3,716	1
Restructuring1	(47)	(10)		(442)	89
Volatility and other items	(38)	95		(277)	86
Statutory profit before tax	3,661	3,905	(6)	2,997	22
Tax expense	(835)	(40)		(977)	15
Statutory profit after tax	2,826	3,865	(27)	2,020	40

Earnings per share	3.7p	5.1p	(1.4)p	2.4p	1.3p
Interim dividend per share - ordinary	0.80p	0.67p
Banking net interest marginA	2.77%	2.50%	27bp	2.56%	21bp
Average interest-earning banking assetsA	£449.6bn	£440.8bn	2	£448.3bn
Cost:income ratioA,1	51.2%	59.2%	(8.0)pp	62.6%	(11.4)pp
Asset quality ratioA,1	0.17%	(0.33)%		(0.28)%
Return on tangible equityA	13.2%	19.2%	(6.0)pp	8.6%	4.6pp

1    Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 32.

	At 30 Jun2022	At 30 Jun2021	Change %	At 31 Dec2021	Change %

Loans and advances to customers	£456.1bn	£447.7bn	2	£448.6bn	2
Customer deposits	£478.2bn	£474.4bn	1	£476.3bn
Loan to deposit ratioA	95%	94%	1pp	94%	1pp
CET1 ratio	14.7%	16.7%	(2.0)pp	17.3%	(2.6)pp
Pro forma CET1 ratioA,1	14.8%	16.7%	(1.9)pp	16.3%	(1.5)pp
Total capital ratio	19.3%	23.1%	(3.8)pp	23.6%	(4.3)pp
MREL ratio	32.4%	36.3%	(3.9)pp	37.2%	(4.8)pp
UK leverage ratio	5.3%	5.8%	(0.5)pp	5.8%	(0.5)pp
Risk-weighted assets	£209.6bn	£200.9bn	4	£196.0bn	7
Wholesale funding2	£97.7bn	£105.0bn	(7)	£93.1bn	5
Liquidity coverage ratio2	141.8%	131.0%	10.8pp	135.0%	6.8pp
Tangible net assets per shareA	54.8p	55.6p	(0.8)p	57.5p	(2.7)p

1    The pro forma CET1 ratio as at 30 June 2022 reflects the interim dividend received from Insurance in July 2022. The 31 December 2021 comparative reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback.

2    Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion, 30 June 2021: £1.7 billion); comparatives have been presented on a consistent basis. The liquidity coverage ratio is calculated as a simple average of month end observations over the previous 12 months.

QUARTERLY INFORMATIONA

	Quarter ended30 Jun 2022£m	Quarter ended 31 Mar 2022 £m	Quarter ended 31 Dec 2021 £m	Quarter ended 30 Sep 2021 £m	Quarter ended 30 Jun 2021 £m	Quarter ended 31 Mar 2021 £m

Underlying net interest income	3,190	2,945	2,893	2,852	2,741	2,677
Underlying other income	1,268	1,261	1,307	1,336	1,282	1,135
Operating lease depreciation	(119)	(94)	(78)	(111)	(123)	(148)
Net income	4,339	4,112	4,122	4,077	3,900	3,664
Operating costs1	(2,151)	(2,098)	(2,246)	(2,013)	(2,008)	(2,045)
Remediation	(27)	(52)	(775)	(100)	(360)	(65)
Total costs	(2,178)	(2,150)	(3,021)	(2,113)	(2,368)	(2,110)
Underlying profit before impairment	2,161	1,962	1,101	1,964	1,532	1,554
Underlying impairment (charge) credit1	(200)	(177)	532	119	374	360
Underlying profit	1,961	1,785	1,633	2,083	1,906	1,914
Restructuring1	(23)	(24)	(418)	(24)	6	(16)
Volatility and other items	100	(138)	(247)	(30)	95	-
Statutory profit before tax	2,038	1,623	968	2,029	2,007	1,898
Tax (expense) credit	(416)	(419)	(548)	(429)	461	(501)
Statutory profit after tax	1,622	1,204	420	1,600	2,468	1,397

Banking net interest marginA	2.87%	2.68%	2.57%	2.55%	2.51%	2.49%
Average interest-earning banking assetsA	£451.2bn	£448.0bn	£449.4bn	£447.2bn	£442.2bn	£439.4bn

Cost:income ratioA,1	50.2%	52.3%	73.3%	51.8%	60.7%	57.6%
Asset quality ratioA,1	0.17%	0.16%	(0.46)%	(0.10)%	(0.33)%	(0.33)%
Return on tangible equityA	15.6%	10.8%	2.9%	14.5%	24.4%	13.9%

Loans and advances to customers	£456.1bn	£451.8bn	£448.6bn	£450.5bn	£447.7bn	£443.5bn
Customer deposits	£478.2bn	£481.1bn	£476.3bn	£479.1bn	£474.4bn	£462.4bn
Loan to deposit ratioA	95%	94%	94%	94%	94%	96%

Risk-weighted assets	£209.6bn	£210.2bn	£196.0bn	£200.7bn	£200.9bn	£198.9bn
Tangible net assets per shareA	54.8p	56.5p	57.5p	56.6p	55.6p	52.4p

1    Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 32.

BALANCE SHEET ANALYSIS

	At 30 Jun2022£bn	At 31 Mar2022£bn	Change %	At 30 Jun2021£bn	Change %	At 31 Dec2021£bn	Change %

Loans and advances to customers
Open mortgage book	296.6	295.0	1	289.9	2	293.3	1
Closed mortgage book	13.1	13.7	(4)	15.3	(14)	14.2	(8)
Credit cards	14.5	14.1	3	13.6	7	14.1	3
UK Retail unsecured loans	8.5	8.2	4	8.0	6	8.1	5
UK Motor Finance	14.2	14.1	1	14.4	(1)	14.0	1
Overdrafts	1.0	1.0		1.0		1.0
Retail other1	12.5	11.5	9	10.5	19	10.9	15
SME2	37.4	38.3	(2)	40.4	(7)	39.0	(4)
Mid Corporates	3.4	3.4		3.8	(11)	3.3	3
Corporate and Institutional	51.7	49.0	6	44.9	15	46.1	12
Commercial Banking other	4.0	4.1	(2)	3.9	3	3.8	5
Wealth and Central Items3	(0.8)	(0.6)	33	2.0		0.8
Loans and advances to customers	456.1	451.8	1	447.7	2	448.6	2

Customer deposits
Retail current accounts	113.4	113.1		107.3	6	111.5	2
Retail relationship savings accounts	165.8	165.5		161.3	3	164.5	1
Retail tactical savings accounts	16.9	16.7	1	16.4	3	16.8	1
Commercial Banking deposits2	166.7	170.3	(2)	174.0	(4)	167.5
Wealth and Central Items	15.4	15.5	(1)	15.4		16.0	(4)
Total customer deposits	478.2	481.1	(1)	474.4	1	476.3

Total assets	890.4	909.8	(2)	879.7	1	886.6
Total liabilities	840.3	857.9	(2)	827.8	2	833.4	1

Ordinary shareholders' equity	44.4	46.2	(4)	45.8	(3)	47.1	(6)
Other equity instruments	5.5	5.5		5.9	(7)	5.9	(7)
Non-controlling interests	0.2	0.2		0.2		0.2
Total equity	50.1	51.9	(3)	51.9	(3)	53.2	(6)

Ordinary shares in issue, excluding own shares	68,702m	70,148m	(2)	70,956m	(3)	70,996m	(3)

1    Primarily Europe.

2    Includes Retail Business Banking.

3    Includes a £200 million (prior periods: £400 million) ECL central adjustment that has not been allocated to specific portfolios together with centralised fair value hedge accounting adjustments.

GROUP RESULTS − STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRSs). The underlying results are shown on page 2.

Summary income statement	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Net interest income	7,200	4,373	65	4,993	44
Other income	(13,520)	15,195		12,883
Total income1	(6,320)	19,568		17,876
Insurance claims1	15,043	(11,489)		(9,631)
Total income, net of insurance claims	8,723	8,079	8	8,245	6
Operating expenses	(4,681)	(4,897)	4	(5,903)	21
Impairment (charge) credit	(381)	723		655
Profit before tax	3,661	3,905	(6)	2,997	22
Tax expense	(835)	(40)		(977)	15
Profit for the period	2,826	3,865	(27)	2,020	40

1    Includes income and expense attributable to the policyholders of the Group's long-term assurance funds that materially offset in arriving at profit attributable to equity shareholders. These can, depending on market movements, lead to significant variances on a statutory basis in total income and insurance claims from one period to the next.

Summary balance sheet	At 30 Jun 2022 £m	At 30 Jun 2021 £m	Change %	At 31 Dec 2021 £m	Change %

Assets
Cash and balances at central banks	86,717	78,966	10	76,420	13
Financial assets at fair value through profit or loss1	179,445	196,691	(9)	206,771	(13)
Derivative financial instruments	29,734	22,193	34	22,051	35
Financial assets at amortised cost	529,434	516,175	3	517,156	2
Financial assets at fair value through other comprehensive income	24,329	26,213	(7)	28,137	(14)
Other assets	40,749	39,449	3	35,990	13
Total assets	890,408	879,687	1	886,525

Liabilities
Deposits from banks	7,470	10,551	(29)	7,647	(2)
Customer deposits	478,213	474,411	1	476,344
Repurchase agreements at amortised cost2	48,175	18,042		31,125	55
Financial liabilities at fair value through profit or loss	19,735	21,054	(6)	23,123	(15)
Derivative financial instruments	26,531	17,951	48	18,060	47
Debt securities in issue	74,284	81,268	(9)	71,552	4
Liabilities arising from insurance and investment contracts	149,155	162,399	(8)	168,463	(11)
Other liabilities	25,997	28,598	(9)	23,951	9
Subordinated liabilities	10,773	13,527	(20)	13,108	(18)
Total liabilities	840,333	827,801	2	833,373	1
Total equity	50,075	51,886	(3)	53,152	(6)
Total equity and liabilities	890,408	879,687	1	886,525

1    Contains assets measured at fair value through profit or loss arising from contracts held with reinsurers, previously included within other assets; comparatives have been presented on a consistent basis.

2    Repurchase agreements at amortised cost, previously included within deposits from banks, customer deposits and other liabilities, are now shown separately; comparatives have been presented on a consistent basis.

GROUP CHIEF EXECUTIVE'S STATEMENT

In the first six months of 2022, we have delivered strong financial performance, with continued business momentum, increased net income and encouraging returns. We have made a good start in restructuring the business to enable delivery of our new strategy, with a new leadership team in place. In addition, our strong financial performance has enabled the Board to announce an increased interim ordinary dividend.

Whilst the impact of the coronavirus pandemic has continued to recede, the persistency and potential impact of higher inflation remains a source of uncertainty for the UK economy as many consumers grapple with cost of living pressures. We are well-positioned to support our 26 million customers through this challenging environment, although to date the vast majority of them are demonstrating resilience, adapting behaviours and many increasing their savings. Given the nature of our customer base, the positioning of our balance sheet and our conservative risk appetite, we see a resilient franchise today and looking forward. However, where required and enabled by our deep customer insight, we stand ready to proactively help potentially impacted customers through financial health checks and support to manage debt and spending. We have also provided early financial support to our colleagues through the announcement of the one-off £1,000 payment1 to be made in August.

Although uncertainties persist, our measured approach to risk is demonstrated by our strong asset quality, with no current deterioration seen across the portfolio. This highlights the resilience of our business model and customer franchise. I am confident that our strategy remains the right one in the current environment and that our strong financial performance, alongside our business model and resilient portfolios, position the Group well to continue to support our customers and help Britain prosper.

Financial performance

In the first six months, we have delivered a strong financial performance. Underlying profit before impairment of £4.1 billion was up 34 per cent on the first half of 2021, with increased average interest-earning assets, a strengthened banking net interest margin, a continued recovery in other income and lower operating lease depreciation. Cost discipline was sustained, with operating costs of £4.2 billion, up 5 per cent, reflecting stable business-as-usual costs and higher planned strategic investment and new businesses. Remediation charges decreased significantly compared to the prior year to £79 million, including £27 million in the second quarter. Statutory profit after tax was £2.8 billion, 27 per cent lower than the first half of 2021, largely due to the underlying impairment charge of £0.4 billion in the period (first half of 2021: credit of £0.7 billion).

The Group has benefitted from continued balance sheet growth during the year to date. Loans and advances to customers were up £7.5 billion versus 31 December 2021 at £456.1 billion, including continued growth of £3.3 billion in the open mortgage book, alongside higher credit card and UK Retail unsecured loan balances. Commercial Banking balances increased by £4.3 billion given attractive growth opportunities and foreign exchange movements in the Corporate and Institutional portfolio. Customer deposits continued to increase during the first half of the year, increasing by £1.9 billion since the end of 2021, including growth in retail current accounts and relationship savings balances, based upon continued inflows to our trusted brands. Deposit balances are now up almost £70 billion since the end of 2019.

In respect of the first half of 2022, the Board has announced an interim ordinary dividend of 0.80 pence per share, an increase of c.20 per cent on prior year and in line with our progressive and sustainable ordinary dividend policy. As usual, the Board will continue to give due consideration at each year end to the return of any surplus capital. In February this year, the Board decided to return surplus capital through a share buyback programme of up to £2.0 billion. As at 30 June 2022, the programme had completed c.£1.3 billion of the 2022 buyback, with c.2.8 billion shares purchased.

1    Pro rated by contracted hours.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Enabling strategic delivery

In February, the Group launched its ambitious new strategy to transform the business, generate a stronger growth trajectory and enable the Group to deliver higher, more sustainable returns and capital generation. We have made a good start in mobilising resources for our strategic priorities which will drive revenue growth and diversification, strengthen our cost and capital efficiency, as well as maximise the potential of our people, technology and data.

The Group's organisation restructure closely aligns its new business units within existing divisions to the delivery of strategic objectives. Alongside, a new leadership team is in place. The Group is making significant incremental strategic investments against these priorities, and implementing a new operating model to deliver change more effectively. Examples of initial strategic progress include more than £4 billion of net new money in Insurance and Wealth open book Assets under Administration, 1.5 percentage point year-on-year growth in Protection market share, over £0.9 billion increase in funding for electric vehicles, greater than 20 per cent increase in percentage share of FX wallet, 10 per cent growth in new merchant services clients and c.£4 billion of sustainable financing for corporate and institutional clients. The Group expects to provide a detailed update on strategic progress in the first half of 2023.

I am confident that the Group's purpose, customer focus, unique business model and significant competitive strengths, embodied in our ambitious strategy, will ensure that we deliver higher, more sustainable long-term returns and capital generation for our shareholders, whilst meeting the needs of our broader stakeholders.

Outlook

Given the strong financial performance in the first half of 2022 and based on current macroeconomic assumptions, the Group is enhancing its 2022 guidance:

●  Banking net interest margin now expected to be greater than 280 basis points

●  Continue to expect operating costs of c.£8.8 billion on the new reporting basis1

●  Asset quality ratio now expected to be below 20 basis points

●  Return on tangible equity now expected to be c.13 per cent

●  Continue to expect risk-weighted assets at the end of 2022 to be c.£210 billion

●  Capital generation now expected to be greater than 200 basis points

Although the macroeconomic outlook remains uncertain, our people, business model and financial strength will ensure that we can continue to support our customers and help Britain prosper. This is fully aligned with our long-term strategic objectives, the position of the franchise and the interests of our shareholders.

1    See page 32.

SUMMARY OF GROUP RESULTS

Strong financial performance with continued business momentum

Statutory results

The Group's statutory profit before tax for the first half of 2022 was £3,661 million, 6 per cent lower than the same period in 2021. Statutory profit after tax was £2,826 million. Compared to the first half of 2021, this benefitted from higher income, offset by the impact of a net impairment charge versus a credit in the prior year as well as the low tax expense following deferred tax asset remeasurement in the first half of 2021. In the second quarter of the year, statutory profit before tax was £2,038 million and statutory profit after tax was £1,622 million, an increase on the first quarter of 26 cent and 35 per cent respectively as a result of higher income.

The Group's statutory income statement includes income and expenses attributable to the policyholders of the Group's long-term assurance funds. These items materially offset in arriving at profit attributable to equity shareholders but can, depending on market movements, lead to significant variances on a statutory basis between total income and insurance claims from one period to the next. In the half-year to 30 June 2022, due to deteriorating market conditions, the Group recognised losses on policyholder investments within total income which were materially offset by the corresponding reduction in insurance and investment contract liabilities, recognised as a decrease in insurance claims expense and a decrease in the amounts payable to unit holders in the Group's consolidated open-ended investment companies, recognised within net interest income.

Total statutory income net of insurance claims for the half-year was £8,723 million, an increase of 8 per cent on the first half of 2021, reflecting continued recovery in customer activity, UK Bank Rate changes and further growth within the open mortgage book. The Group has maintained its focus on cost management, whilst increasing strategic investment as planned.

The Group's balance sheet reflects continued franchise growth during the year to date. Loans and advances to customers are up 2 per cent on 31 December 2021 at £456.1 billion, including continued growth of £3.3 billion in the open mortgage book, alongside higher credit card and UK Retail unsecured loan balances. Commercial Banking balances increased by £4.3 billion due to attractive growth opportunities and foreign exchange movements in the Corporate and Institutional portfolio. Customer deposits have increased by £1.9 billion since the end of 2021, to £478.2 billion, based upon continued inflows to the Group's trusted brands. This included Retail current account growth of £1.9 billion in the first half.

Assets and liabilities associated with the policyholders of the Group's long-term assurance funds are included in the Group's statutory balance sheet. These items have no material impact upon the net assets attributable to equity shareholders but their movements, which depend on market movements, can lead to significant variances, predominantly in financial assets at fair value through profit or loss and liabilities arising from insurance and investment contracts, from one period to the next. In the half-year to 30 June 2022, due to market conditions, a reduction was seen in policyholder investments, primarily within financial assets at fair value through profit or loss. This was materially offset by a reduction in the corresponding insurance and investment contract liabilities.

SUMMARY OF GROUP RESULTS (continued)

Underlying resultsA

The Group's underlying profit for the first half of the year was £3,746 million, compared to £3,820 million for the same period in 2021, reflecting higher net income offset by higher impairment, given the absence of a significant write-back which occurred in 2021. Underlying profit before impairment for the period was up 34 per cent to £4,123 million, driven by strong net income growth and lower remediation costs.

Net incomeA

	Half-yearto 30 Jun2022£m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Underlying net interest income	6,135	5,418	13	5,745	7
Underlying other income	2,529	2,417	5	2,643	(4)
Operating lease depreciation	(213)	(271)	21	(189)	(13)
Net incomeA	8,451	7,564	12	8,199	3

Banking net interest marginA	2.77%	2.50%	27bp	2.56%	21bp
Average interest-earning banking assetsA	£449.6bn	£440.8bn	2	£448.3bn

Net income of £8,451 million was up 12 per cent on the first half of 2021, with higher net interest income and other income as well as a continued low charge for operating lease depreciation.

Underlying net interest income of £6,135 million was up 13 per cent, benefitting from average interest-earning banking asset growth, increased deposits built up in recent quarters and a stronger banking net interest margin of 2.77 per cent (half-year to 30 June 2021: 2.50 per cent). In turn, the net interest margin benefitted from the UK Bank Rate increases, deposit growth, structural hedge earnings from a rising rate environment and continued funding and capital base optimisation. This more than offset margin headwinds from mortgage book growth and pricing. Average interest-earning banking assets were up 2 per cent compared to the first six months of 2021 at £449.6 billion, driven by continued growth in the open mortgage book. The Group now expects the banking net interest margin for 2022 to be greater than 280 basis points.

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2022, the Group's structural hedge had an approved capacity of £250 billion (up £10 billion on 31 December 2021), including some of the balances from the substantial deposit growth since the start of the pandemic. The Group continues to review recent periods' deposit growth and their eligibility for the structural hedge. The nominal balance of the structural hedge was £250 billion at 30 June 2022 (31 December 2021: £240 billion) with a weighted-average duration of approximately three-and-a-half years (31 December 2021: approximately three-and-a-half years). The Group generated £1.2 billion of total gross income from structural hedge balances in the period (half-year to 30 June 2021: £1.1 billion).

Underlying other income of £2,529 million was 5 per cent higher when compared to £2,417 million for the first half of 2021, reflecting solid performance in Retail and Insurance new business year-on-year.

Within Retail, other income was up 16 per cent benefitting from improved current account and credit card performance. Commercial Banking reduced 7 per cent as a result of fewer significant capital markets transactions and lower levels of corporate financing, partly offset by improving transaction banking volumes and resilient financial markets performance. Insurance and Wealth was 10 per cent higher than the prior year, largely reflecting the impact of increased Workplace Pension sales and Bulk annuity deals, the inclusion of Embark income and a benefit from assumption changes. Other income associated with the Group's equity investments businesses, including Lloyds Development Capital, was £243 million (half-year to 30 June 2021: £281 million).

Operating lease depreciation decreased to £213 million (half-year to 30 June 2021: £271 million), reflecting continued strength in used car prices, combined with the ongoing impact of a reduced, but stabilising, Lex fleet size given industry wide supply constraints in the new car market.

The Group experienced good organic growth in Insurance and Wealth assets under administration (AuA), with over £4 billion net new money in open book AuA over the period. In total, open book AuA stands at £156 billion.

SUMMARY OF GROUP RESULTS (continued)

Total costsA

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Operating costsA,1	4,249	4,053	(5)	4,259
Remediation	79	425	81	875	91
Total costsA,1	4,328	4,478	3	5,134	16

Cost:income ratioA,1	51.2%	59.2%	(8.0)pp	62.6%	(11.4)pp

1    Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 32.

Cost discipline remains a core focus for the Group. The Group's cost:income ratio was 51.2 per cent compared to 59.2 per cent in the first six months of 2021. Total costs of £4,328 million were 3 per cent lower than in the first half of 2021. Within this, lower remediation costs (down 81 per cent) were partially offset by increased operating costs of £4,249 million (up 5 per cent), reflecting higher planned strategic investment and new businesses. Business-as-usual costs were stable. Operating costs on the new basis are still expected to be c.£8.8 billion for 2022 (2021: £8.3 billion).

The first half of 2022 recognised remediation costs of £79 million, principally relating to pre-existing programmes and significantly lower compared to the first half of 2021 (£425 million). There have been no further charges relating to HBOS Reading since the year-end and the provision held continues to reflect the Group's best estimate of its full liability, albeit significant uncertainties remain.

Underlying impairmentA

	Half-yearto 30 Jun2022£m	Half-year to 30 Jun 20211 £m	Change %	Half-year to 31 Dec 20211 £m	Change %

Charges (credits) pre-updated MES2
Retail	315	451	30	261	(21)
Commercial Banking	(37)	(345)	(89)	(47)	(21)
Other	4	(3)		(3)
	282	103		211	(34)
Updated economic outlook
Retail	170	(544)		(628)
Commercial Banking	125	(293)		(234)
Other	(200)	-		-
	95	(837)		(862)
Underlying impairment charge (credit)A	377	(734)		(651)

Asset quality ratioA	0.17%	(0.33)%		(0.28)%

1    Non lending-related fraud costs, previously reported within underlying impairment, are now included within operating costs. Comparatives have been presented on a consistent basis.

2    Impairment charges absent the impact from updated economic outlook, thus reflecting observed movements in credit quality. Coronavirus impacted restructuring cases, previously disclosed separately, are now reported within charges pre-updated MES (multiple economic scenarios); comparatives have been presented on a consistent basis.

SUMMARY OF GROUP RESULTS (continued)

Asset quality remains strong with sustained low levels of new to arrears, remaining below pre-pandemic levels. This resulted in an asset quality ratio for the first half of 0.17 per cent. Underlying impairment was a net charge of £377 million, compared to a net credit of £734 million in the first half of 2021, reflecting a low observed performance charge of £282 million and a £95 million charge from updates to the assessment of the economic outlook (half-year to 30 June 2021: a credit of £837 million). The updated outlook includes additional risks from a higher inflation and interest rate environment of c.£0.4 billion, partially offset by reductions in COVID-19 related risks of c.£0.3 billion. The latter included a £200 million release from the Group's central adjustment which addresses downside risks outside of the base case conditioning assumptions in relation to coronavirus.

Overall the Group's loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk with high levels of security, also reflected in the strong recovery performance. Observed credit performance remains robust and the flow of assets into arrears, defaults and write-offs remains at low levels. Retail charges remain below pre-pandemic levels and Commercial Banking experienced a write-back. The Group's expected credit loss (ECL) allowance remained stable in the first half of the year at £4.5 billion (31 December 2021: £4.5 billion). This reflects the balance of risks shifting from COVID-19 and potential related restrictions to those from increased inflationary pressures on households and businesses.

The Group's IFRS 9 base case economic scenario used to calculate the ECL allowance assumes higher inflation and a more severe cost of living squeeze, set against continued low levels of unemployment and robust asset prices. The ECL allowance continues to reflect a probability-weighted view of future economic scenarios built out from the base case and its associated conditioning assumptions, with a 30 per cent weighting applied to base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. The Group's severe scenario has been adjusted to include a higher UK Bank Rate and higher inflation path, to better reflect the present risks.

The inclusion of a high inflationary outlook and expected interest rate paths within the Group's base case and wider economic scenarios is partly captured within the ECL as credit models recognise the impact of higher bank rates on affordability, along with any secondary impact of lower GDP. However, further management judgements have been taken in the first half of the year to recognise the direct risk of inflation and impact on the cost of living for Retail customers, particularly those that are considered less resilient to disposable income shocks, amounting to £0.2 billion additional ECL. Similarly, £0.1 billion has been raised against certain commercial sectors deemed most susceptible to inflationary pressures. The Group considers that the additional deterioration in outlook driven by inflationary pressures has led to a total of £0.5 billion of ECL captured within models and management judgements, with £0.4 billion added since the end of 2021.

Management judgements in respect of coronavirus reduced to £0.3 billion in the first half of the year (December 2021: £0.8 billion). Of the £0.5 billion reduction, £0.2 billion is now captured within portfolio models where data or trends previously distorted have now normalised and the remaining £0.3 billion release drives a net ECL reduction and credit to the impairment charge, where the Group believes the elevated risks posed by the virus have sufficiently diminished. This £0.3 billion release includes £0.2 billion of the central adjustment (to recognise lower mortality rates in the UK and worldwide, whilst acknowledging a level of persistent risk having observed two further sub-variants of Omicron being classed as new variants of concern) and £0.1 billion relating to ECL held against certain Commercial sectors in relation to the specific risk posed by the virus and potential social restrictions.

Following changes in credit risk measurement and modelling associated with CRD IV regulatory requirements since the end of 2021 and as outlined in the first quarter, the Group has amended its definition of Stage 3 for UK mortgages to maintain alignment between IFRS 9 and regulatory definitions of default. For UK mortgages, default was previously deemed to have occurred no later than when a payment was 180 days past due. In line with CRD IV this definition has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and all non-performing loans. Overall, while Stage 3 loans increase, ECL is not materially impacted as management judgements were previously held in lieu of these known changes.

The Group's operations are predominantly UK-based with no direct credit exposure to Russia or Ukraine. The Group does have credit exposure to businesses that are impacted, either directly or indirectly, by higher energy costs or commodity prices, or potential disruption within their supply chains. Such activity continues to be monitored through prudent risk management.

In light of the strong first half performance, on the basis of the Group's updated base case and current underlying performance the Group now expects the 2022 asset quality ratio to be below 20 basis points.
SUMMARY OF GROUP RESULTS (continued)

Restructuring, volatility and other items

	Half-yearto 30 Jun2022£m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Underlying profit	3,746	3,820	(2)	3,716	1
Restructuring1	(47)	(10)		(442)	89
Volatility and other items
Market volatility and asset sales	69	239	71	(152)
Amortisation of purchased intangibles	(35)	(35)		(35)
Fair value unwind	(72)	(109)	34	(90)	20
	(38)	95		(277)	86
Statutory profit before tax	3,661	3,905	(6)	2,997	22
Tax expense	(835)	(40)		(977)	15
Statutory profit after tax	2,826	3,865	(27)	2,020	40

Earnings per share	3.7p	5.1p	(1.4)p	2.4p	1.3p
Return on tangible equityA	13.2%	19.2%	(6.0)pp	8.6%	4.6pp

1    Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 32.

Restructuring costs of £47 million were higher than in the first half of 2021 (£10 million) and included costs associated with the integration of Embark. Since the first quarter of 2022 all restructuring costs, with the exception of merger, acquisition and integration costs, have been reported as part of the Group's operating costs.

Volatility and other items reflected a net loss of £38 million in the first half of 2022, comprising £69 million of positive market volatility and asset sales, £35 million of amortisation of purchased intangibles and £72 million of fair value unwind. Market volatility and asset sales generated favourable banking volatility of £110 million based on gains from exchange rate movements, partly offset by negative insurance volatility of £41 million from rising interest rates and wider bond spreads. This compares to gains in the first half of 2021 including £149 million of positive insurance volatility.

Tax

The Group recognised a tax expense of £835 million for the first half of the year, including a debit of £23 million arising primarily on the remeasurement of deferred tax assets following the substantive enactment of the previously announced reduction in the rate of banking surcharge from 8 per cent to 3 per cent. The Group expects a medium-term effective tax rate of around 27 per cent, which includes the impact of this reduction in the rate of banking surcharge and the increase in corporation tax rate from 19 per cent to 25 per cent, both of which come into effect from 1 April 2023. An explanation of the relationship between the tax expense and the Group's accounting profit for the half-year is set out on page 99.

Return on tangible equityA and earnings per share

The return on tangible equity for the first half of 2022 was 13.2 per cent (half-year to 30 June 2021: 19.2 per cent). Prior year returns benefitted from the net impairment credit, given the improved macroeconomic outlook for the UK, and the remeasurement of deferred tax assets. The Group now expects the return on tangible equity for 2022 to be c.13 per cent. Earnings per share were 3.7 pence (half-year to 30 June 2021: 5.1 pence).
SUMMARY OF GROUP RESULTS (continued)

Balance sheet

	At 30 Jun2022	At 30 Jun2021	Change %	At 31 Dec2021	Change %

Loans and advances to customers	£456.1bn	£447.7bn	2	£448.6bn	2
Customer deposits	£478.2bn	£474.4bn	1	£476.3bn
Loan to deposit ratioA	95%	94%	1pp	94%	1pp

Wholesale funding1	£97.7bn	£105.0bn	(7)	£93.1bn	5
Wholesale funding <1 year maturity	£37.9bn	£33.4bn	13	£30.3bn	25
Of which money-market funding <1 year maturity2	£21.5bn	£21.4bn		£16.1bn	34
Liquidity coverage ratio - eligible assets3	£145.9bn	£139.1bn	5	£140.2bn	4
Liquidity coverage ratio4	141.8%	131.0%	10.8pp	135.0%	6.8pp

1    Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion, 30 June 2021: £1.7 billion); comparatives have been presented on a consistent basis.

2    Excludes balances relating to margins of £2.9 billion (30 June 2021: £4.0 billion; 31 December 2021: £3.8 billion).

3    Eligible assets are calculated as an average of month end observations over the previous 12 months post any liquidity haircuts.

4    The liquidity coverage ratio is calculated as a simple average of month end observations over the previous 12 months.

Loans and advances to customers of £456.1 billion increased 2 per cent in the first half of 2022, including continued growth of £3.3 billion in the open mortgage book, alongside higher credit card and UK Retail unsecured loan balances. Commercial Banking balances also increased by £4.3 billion due to attractive growth opportunities and foreign exchange movements in the Corporate and Institutional portfolio. Total customer deposits were up £1.9 billion since the end of 2021, to £478.2 billion, based upon continued inflows to the Group's trusted brands. This included Retail current account growth of £1.9 billion in the first half of 2022, with balances resilient against the backdrop of cost of living impacts on customers. Growth in Retail deposits continued in the second quarter, albeit at a slower rate than in the first quarter, reflecting increasing levels of customer spend. Commercial deposits in the second quarter fell by £3.6 billion, given anticipated reversal in short term placements.

The Group has maintained its robust funding and liquidity position with a loan to deposit ratio of 95 per cent, stable on the first half of 2021 and continuing to provide robust funding and liquidity and potential for growth. The Group's funding and liquidity position is further discussed on page 59.

The Group continued to access wholesale funding across a range of currencies and markets. Overall, total wholesale funding increased to £97.7 billion at 30 June 2022 (31 December 2021: £93.1 billion). The total outstanding amount of drawings from the Term Funding Scheme with additional incentives for SMEs (TFSME) has remained stable at £30.0 billion at 30 June 2022 (31 December 2021: £30.0 billion), with maturities in 2025, 2027 and beyond.

Capital

	At 30 Jun2022	At 30 Jun2021	Change %	At 31 Dec2021	Change %

CET1 ratio	14.7%	16.7%	(2.0)pp	17.3%	(2.6)pp
Pro forma CET1 ratioA,1	14.8%	16.7%	(1.9)pp	16.3%	(1.5)pp
Total capital ratio	19.3%	23.1%	(3.8)pp	23.6%	(4.3)pp
MREL ratio	32.4%	36.3%	(3.9)pp	37.2%	(4.8)pp
UK leverage ratio	5.3%	5.8%	(0.5)pp	5.8%	(0.5)pp
Risk-weighted assets	£209.6bn	£200.9bn	4	£196.0bn	7

Ordinary shareholders' equity	£44.4bn	£45.8bn	(3)	£47.1bn	(6)
Tangible net assets per shareA	54.8p	55.6p	(0.8)p	57.5p	(2.7)p

1    The pro forma CET1 ratio as at 30 June 2022 reflects the interim dividend received from Insurance in July 2022. The 31 December 2021 comparative reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback.

SUMMARY OF GROUP RESULTS (continued)

Capital movements

Pro forma CET1 ratio as at 31 December 20211	16.3%
Regulatory change on 1 January 2022 (bps)	(230)
Pro forma CET1 ratio as at 1 January 2022	14.0%
Banking build (including impairment charge) (bps)	117
Insurance dividend (bps)	16
Risk-weighted assets (bps)	20
Fixed pension deficit contributions (bps)	(31)
Other movements (bps)	17
Capital generation (bps)	139
Ordinary dividend accrual (bps)	(41)
Variable pension contributions (bps)	(19)
Net movement in pro forma CET1 ratio excluding regulatory change (bps)	79
Pro forma CET1 ratio as at 30 June 20222	14.8%

1    31 December 2021 ratio reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback.

2    30 June 2022 ratio reflects the interim dividend received from Insurance in July 2022.

The Group's pro forma CET1 capital ratio reduced from 16.3 per cent at 31 December 2021 to 14.8 per cent at 30 June 2022. This included a reduction of 230 basis points on 1 January 2022 for regulatory changes (as previously reported), subsequently offset by strong pro forma capital generation of 139 basis points during the first half of the year. Capital generation reflected banking profitability of 117 basis points, including a limited net impairment offset of 14 basis points, plus 16 basis points for the interim dividend received from the Insurance business in July 2022 (£300 million). The capital generation further benefitted from a reduction in risk-weighted assets, post 1 January 2022 regulatory changes, equivalent to 20 basis points and other movements of 17 basis points. This was offset in part by 31 basis points related to the full 2022 fixed deficit contributions for the Group's three main defined benefit pension schemes.

In relation to capital usage, the impact of the foreseeable ordinary dividend accrual in the first half of the year equated to 41 basis points, inclusive of the announced interim ordinary dividend of 0.80 pence per share. Variable pension contributions of 19 basis points were also made to the main defined benefit pension schemes.

Excluding the Insurance dividend received in July 2022, the Group's CET1 capital ratio at 30 June 2022 was 14.7 per cent.

During the first half of the year, a total of £1.3 billion in pension deficit contributions (both fixed and variable) has been paid into the Group's three main defined benefit pension schemes. As announced at the first quarter, the fixed contributions for the year of £0.8 billion (equivalent to 31 basis points) have been paid in full. The variable contributions of £0.5 billion (equivalent to 19 basis points) represent around half of the agreed variable pension contributions relating to 30 per cent of in-year distributions, in accordance with the current agreement with the Trustees. The acceleration of contribution payments in the first quarter of the year is considered to be an efficient utilisation of capital generation, whilst not altering the total contributions to be paid for the year nor the expected impact on the full year capital position following the payment of the remaining variable pension contributions.

The Group now expects capital generation in 2022 to be greater than 200 basis points.

Risk-weighted assets increased by £16 billion to £212 billion (pro forma) on 1 January 2022, before reducing by £2 billion in the first half of the year to £210 billion at 30 June 2022. The increase on 1 January 2022 reflected the impact of regulatory changes, including the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs and a new standardised approach for measuring counterparty credit risk (SA-CCR) following the UK implementation of the remainder of CRR 2. The subsequent reduction during the first half of the year largely reflects optimisation activities within Retail and Commercial Banking and reductions from Retail models reflecting the benign credit performance, partly offset by the growth in balance sheet lending. Increases from foreign exchange were offset by reductions from the increase in swap rates on counterparty credit risk-weighted assets and other movements. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore uncertainty over the final impact remains.

The Group continues to expect risk-weighted assets at the end of 2022 to be c.£210 billion.
SUMMARY OF GROUP RESULTS (continued)

The Group's CET1 regulatory minimum capital requirement remains at around 11 per cent and the Board's view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent, plus a management buffer of around 1 per cent.

Following the overall increase in risk-weighted assets over the first half of the year, the Group's nominal Pillar 2A CET1 capital requirement is now the equivalent of around 2.0 per cent of risk-weighted assets as at 30 June 2022, but otherwise remains unchanged. During 2022, the PRA will revert to setting a variable amount for the Group's Pillar 2A capital requirement (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types.

The Financial Policy Committee (FPC) have confirmed their intention to amend the other systemically important institution (O-SII) buffer framework and will change the metric for determining the buffer rate from total assets to the UK leverage exposure measure. This will apply from the next review point in December 2023, with any changes to the buffer applying from 1 January 2025. Currently, the Ring-Fenced Bank (RFB) sub-group's O-SII buffer is 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level. Based on the RFB's UK leverage exposure measure as at June 2022, the O-SII buffer rate would be maintained at 2.0 per cent under the revised framework.

In July 2022, the FPC announced as part of the Financial Policy Summary that the UK countercyclical capital buffer (CCyB) rate would increase to 2 per cent from July 2023, in line with a 12-month implementation period. This follows the planned increase in the UK CCyB rate to 1 per cent in December 2022.

The Group's Pillar 2A capital requirement includes a reduction linked to the setting of a UK CCyB rate under normal conditions, as defined by the FPC. This reduction has been temporarily offset through a separate regulatory capital buffer at the CET1 capital level. The PRA announced in June 2022 that this offset will be removed in December 2022, effectively allowing the prior reduction through the Pillar 2A capital requirement to take effect.

Tangible net assets per share were 54.8 pence, down from 57.5 pence at 31 December 2021, with the favourable impact from profits more than offset by the payment of the year end dividend, pensions movements and cash flow hedge reserve movements as a result of increased interest rates.

Dividend and share buyback

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends.

The Board has announced an interim ordinary dividend of 0.80 pence per share, an increase of c.20 per cent, in line with the Board's commitment to capital returns. Going forward, the Board intends to maintain its progressive and sustainable ordinary dividend policy and due consideration will be given to excess capital returns at the end of the year as is customary. The Board intends to pay down to its capital target within the course of the current plan, by 2024.

In February this year, the Board decided to return surplus capital through a share buyback programme of up to £2 billion. This commenced in February 2022 and at 30 June 2022, the programme had completed c.£1.3 billion of the 2022 buyback, with c.2.8 billion shares purchased.

SEGMENTAL ANALYSIS - UNDERLYING BASISA

Half-year to 30 June 2022	Retail £m	Commercial Banking £m	Insurance and Wealth £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	4,845	1,220	40	30	6,135
Underlying other income	946	626	724	233	2,529
Operating lease depreciation	(202)	(11)	-	-	(213)
Net income	5,589	1,835	764	263	8,451
Operating costs	(2,590)	(1,031)	(555)	(73)	(4,249)
Remediation	(28)	(30)	(21)	-	(79)
Total costs	(2,618)	(1,061)	(576)	(73)	(4,328)
Underlying profit before impairment	2,971	774	188	190	4,123
Underlying impairment (charge) credit	(485)	(88)	(2)	198	(377)
Underlying profit	2,486	686	186	388	3,746

Banking net interest marginA	2.72%	3.08%			2.77%
Average interest-earning banking assetsA	£367.0bn	£81.6bn	£1.0bn	-	£449.6bn
Asset quality ratioA	0.27%	0.20%			0.17%
Loans and advances to customers1	£368.2bn	£88.7bn	£1.0bn	(£1.8bn)	£456.1bn
Customer deposits	£321.8bn	£141.0bn	£14.9bn	£0.6bn	£478.2bn
Risk-weighted assets	£112.5bn	£71.7bn	£1.3bn	£24.1bn	£209.6bn

Half-year to 30 June 2021	Retail £m	Commercial Banking £m	Insurance and Wealth £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income2	4,423	971	12	12	5,418
Underlying other income	813	676	660	268	2,417
Operating lease depreciation	(263)	(8)	-	-	(271)
Net income	4,973	1,639	672	280	7,564
Operating costs3	(2,515)	(969)	(502)	(67)	(4,053)
Remediation	(153)	(169)	(116)	13	(425)
Total costs	(2,668)	(1,138)	(618)	(54)	(4,478)
Underlying profit before impairment	2,305	501	54	226	3,086
Underlying impairment credit3	93	638	2	1	734
Underlying profit	2,398	1,139	56	227	3,820

Banking net interest marginA,2	2.56%	2.52%			2.50%
Average interest-earning banking assetsA,4	£358.7bn	£81.1bn	£0.9bn	-	£440.8bn
Asset quality ratioA,3	(0.05)%	(1.49)%			(0.33)%
Loans and advances to customers4	£362.0bn	£83.7bn	£1.0bn	£1.0bn	£447.7bn
Customer deposits	£310.7bn	£148.3bn	£14.8bn	£0.6bn	£474.4bn
Risk-weighted assets	£100.2bn	£72.5bn	£1.4bn	£26.8bn	£200.9bn

1    Equity Investments and Central Items includes a £200 million (30 June 2021: £400 million) ECL central adjustment that has not been allocated to specific portfolios.

2    In the half-year to 30 June 2022, the Group revised its liquidity transfer pricing methodology; comparative segmental net interest income has been presented on a consistent basis. Total Group figures are unaffected by these changes.

3    Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 32.

4    Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

SEGMENTAL ANALYSIS - UNDERLYING BASIS (continued)

Half-year to 31 December 2021	Retail £m	Commercial Banking £m	Insurance and Wealth £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income2	4,627	1,034	8	76	5,745
Underlying other income	925	598	773	347	2,643
Operating lease depreciation	(179)	(10)	-	-	(189)
Net income	5,373	1,622	781	423	8,199
Operating costs3	(2,685)	(1,021)	(478)	(75)	(4,259)
Remediation	(206)	(660)	(8)	(1)	(875)
Total costs	(2,891)	(1,681)	(486)	(76)	(5,134)
Underlying profit before impairment	2,482	(59)	295	347	3,065
Underlying impairment credit2	367	281	2	1	651
Underlying profit	2,849	222	297	348	3,716

Banking net interest marginA,2	2.59%	2.60%			2.56%
Average interest-earning banking assetsA,4	£365.2bn	£82.2bn	£1.0bn	-	£448.3bn
Asset quality ratioA,3	(0.20)%	(0.63)%			(0.28)%
Loans and advances to customers1,4	£364.1bn	£83.7bn	£1.0bn	(£0.2bn)	£448.6bn
Customer deposits	£318.9bn	£141.4bn	£15.6bn	£0.4bn	£476.3bn
Risk-weighted assets	£98.5bn	£69.4bn	£1.3bn	£26.8bn	£196.0bn

1    Equity Investments and Central Items includes a £400 million ECL central adjustment that has not been allocated to specific portfolios.

2    In the half-year to 30 June 2022, the Group revised its liquidity transfer pricing methodology; comparative segmental net interest income has been presented on a consistent basis. Total Group figures are unaffected by these changes.

3    Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 32.

4    Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

DIVISIONAL RESULTS

Retail

Retail offers a broad range of financial services products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build deep and enduring relationships that meet more of its customers' financial needs and improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates the largest digital bank and branch network in the UK and continues to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite. Through investment in our strategic priority areas, alongside increasing use of data, we will deepen existing consumer relationships and broaden our intermediary offering, to improve customer experience, operational efficiency and enable increasingly tailored propositions.

Strategic progress

●  Maintained UK's largest digital bank, now with over 19 million digitally active users, logging on 26 times per month on average. Over 15.6 million customers now use the Group's mobile apps

●  Strengthened digital proposition with enhanced in-app search and new transaction dispute app functionality. Improved credit card service alerts via push notifications. The Group was the first high street bank to allow in-app management of third party subscriptions with over 2.2 million customers choosing to manage subscriptions since launch

●  Enhanced and flexible mortgage advisor access, with over 900 appointments per week outside branch opening hours supporting continued net open mortgage book growth of £3.3 billion

●  Supported customers; c.70,0001 customers moved out of persistent debt in the first half of 2022, following on from 58,0002 the same period last year. In excess of 190,000 calls taken by the Group's dedicated vulnerable financial support teams, with over 18 per cent of repayment plans arranged digitally. Proactively contacted customers to offer preventative support due to the rising cost of living

●  Helped transition to low carbon economy by funding over one in ten registered battery electric cars in the UK, and c.50 per cent of vehicles delivered by Lex in the first half being fully electric. Green retrofit aided by mortgage rewards and home energy savings tool established to educate customers around green energy choice

Financial performance

●  Underlying net interest income 10 per cent higher, benefitting from the rising rate environment in liabilities and higher unsecured lending balances, partly offset by mortgage margin compression as pricing has lagged rate increases

●  Underlying other income 16 per cent higher from improved levels of customer activity across current accounts and credit cards. Operating lease depreciation decreased 23 per cent, due to the continued strength of used car prices given weaker new car supply

●  Operating costs 3 per cent higher reflecting higher planned strategic investment costs and increased variable pay, partly offset by continued benefit from efficiency initiatives. Remediation charges decreased to £28 million relating to pre-existing programmes

●  Underlying impairment charge of £485 million in the first half of 2022. Asset quality remains strong with sustained underlying performance offset by a deteriorating macroeconomic outlook and judgements in relation to the cost of living

●  Customer lending increased 1 per cent in the period with continued net open mortgage book growth of £3.3 billion and gradual recovery across credit cards and loans, partially offset by the continued run off of the closed mortgage book and repayments of business banking government-backed lending

●  Customer deposits increased 1 per cent in the period with balances resilient in the context of cost of living impacts on customers and increased levels of spend

●  Risk-weighted assets up 14 per cent in the period, driven by the impact of regulatory changes on 1 January 2022 and growth in balance sheet lending, in part offset by ongoing optimisation activity and benign credit performance

1    Based on data as at 31 May 2022.

2    Based on data as at 31 May 2021.

DIVISIONAL RESULTS (continued)

Retail (continued)

Retail performance summaryA

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Underlying net interest income1	4,845	4,423	10	4,627	5
Underlying other income	946	813	16	925	2
Operating lease depreciation	(202)	(263)	23	(179)	(13)
Net income	5,589	4,973	12	5,373	4
Operating costs2	(2,590)	(2,515)	(3)	(2,685)	4
Remediation	(28)	(153)	82	(206)	86
Total costs	(2,618)	(2,668)	2	(2,891)	9
Underlying profit before impairment	2,971	2,305	29	2,482	20
Underlying impairment (charge) credit2	(485)	93		367
Underlying profit	2,486	2,398	4	2,849	(13)

Banking net interest marginA,1	2.72%	2.56%	16bp	2.59%	13bp
Average interest-earning banking assetsA,3	£367.0bn	£358.7bn	2	£365.2bn
Asset quality ratioA,2	0.27%	(0.05)%		(0.20)%

1    In the half-year to 30 June 2022, the Group revised its liquidity transfer pricing methodology; comparative segmental net interest income has been presented on a consistent basis.

2    Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 32.

3    Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

	At 30 Jun 2022£bn	At 30 Jun 2021£bn	Change %	At 31 Dec 2021£bn	Change %

Open mortgage book	296.6	289.9	2	293.3	1
Closed mortgage book	13.1	15.3	(14)	14.2	(8)
Credit cards	14.5	13.6	7	14.1	3
UK unsecured loans	8.5	8.0	6	8.1	5
UK Motor Finance	14.2	14.4	(1)	14.0	1
Business Banking1	7.8	9.3	(16)	8.5	(8)
Overdrafts	1.0	1.0		1.0
Other2	12.5	10.5	19	10.9	15
Loans and advances to customers	368.2	362.0	2	364.1	1
Operating lease assets	4.3	4.0	8	4.1	5
Total customer assets	372.5	366.0	2	368.2	1

Current accounts	113.4	107.3	6	111.5	2
Relationship savings1,3	191.5	187.1	2	190.6
Tactical savings1	16.9	16.4	3	16.8	1
Customer deposits	321.8	310.8	4	318.9	1

Risk-weighted assets	112.5	100.2	12	98.5	14

1    Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

2    Primarily Europe.

3    Includes Business Banking.

DIVISIONAL RESULTS (continued)

Commercial Banking

Commercial Banking serves Small and Medium sized businesses and Corporate and Institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience via a digital first Business model and expanded client propositions, generating diversified capital efficient growth and supporting customers on their transition to net zero.

Strategic progress

●  Digitising business and transforming customer journeys, such as strengthening invoice finance proposition through strategic fintech partnership to deliver the first end-to-end digital solution on a single platform offered by a UK Bank

●  Launch of the Lloyds Bank Market Intelligence product providing unique and tailored insight to clients based on the Group's data and customer transactions

●  Aligning with the Group's strategic priorities, continued investment in an enhanced Markets platform to improve pricing capabilities, to grow share of wallet of foreign exchange products1 and to improve sterling rates ranking2

●  Growth in new merchant services clients of 10 per cent in the first half, with strong foundations for continued growth to achieve our 20 per cent full year target

●  On track to deliver Green and ESG financing commitment of £15 billion3 by the end of 2024. Supporting purpose led growth, driving regional development and business transitioning to net zero through dedicated ESG advisory team

●  Enhancing cash management capabilities in the Islands business, integrating onto the new cash management and payments platform with leading API functionality

●  Helping Britain prosper through support from 1,200 business specialists in communities nationwide, including significant resource dedicated to offering clients economic, credit rating, ESG and broader Balance Sheet advice and insight

●  To support customers in maintaining financial resilience through the cost of living challenges, increased levels of focussed and analytically led client engagement, utilising financial wellbeing tools and development of digital content

Financial performance

●  Underlying net interest income increased 26 per cent to £1,220 million, reflecting the higher rate environment and strong portfolio management across both assets and liabilities

●  Underlying other income of £626 million, down 7 per cent on the prior year, with fewer significant capital markets transactions and lower levels of corporate financing, partly offset by higher transaction banking volumes and resilient financial markets performance

●  Operating costs 6 per cent higher, reflecting higher planned strategic investment costs and increased variable pay, partly offset by continued benefit from efficiency initiatives. Remediation charges of £30 million

●  Underlying impairment charge of £88 million, driven by updates to the assessment of economic outlook revisions, with sustained low levels of new to arrears

●  Customer lending 6 per cent higher at £88.7 billion due to attractive growth opportunities and foreign exchange movements in the Corporate and Institutional portfolio, partly offset by repayment of government-backed lending

●  Customer deposits broadly flat at £141.0 billion, with a continued focus on optimising for liquidity

●  Risk-weighted assets increased 3 per cent to £71.7 billion, driven by the impact of regulatory changes on 1 January 2022 and capital accretive balance sheet growth, partly offset by ongoing optimisation activity

1    FXALL share of wallet with core clients.

2    Combined Tradeweb and Bloomberg GBP IRS ranking.

3    Includes the clean growth finance initiative, Commercial Real Estate green lending, renewable energy financing, sustainability linked loans and green, ESG and social bond facilitation.

DIVISIONAL RESULTS (continued)

Commercial Banking (continued)

Commercial Banking performance summaryA

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Underlying net interest income1	1,220	971	26	1,034	18
Underlying other income	626	676	(7)	598	5
Operating lease depreciation	(11)	(8)	(38)	(10)	(10)
Net income	1,835	1,639	12	1,622	13
Operating costs2	(1,031)	(969)	(6)	(1,021)	(1)
Remediation	(30)	(169)	82	(660)	95
Total costs	(1,061)	(1,138)	7	(1,681)	37
Underlying profit (loss) before impairment	774	501	54	(59)
Underlying impairment (charge) credit2	(88)	638		281
Underlying profit	686	1,139	(40)	222

Banking net interest marginA,1	3.08%	2.52%	56bp	2.60%	48bp
Average interest-earning banking assetsA,3	£81.6bn	£81.1bn	1	£82.2bn	(1)
Asset quality ratioA,2	0.20%	(1.49)%		(0.63)%

1    In the half-year to 30 June 2022, the Group revised its liquidity transfer pricing methodology; comparative segmental net interest income has been presented on a consistent basis.

2    Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 32.

3    Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

	At 30 Jun 2022£bn	At 30 Jun 2021£bn	Change %	At 31 Dec 2021£bn	Change %

SME1	29.6	31.1	(5)	30.5	(3)
Mid Corporates	3.4	3.8	(11)	3.3	3
Corporate and Institutional	51.7	44.9	15	46.1	12
Other	4.0	3.9	3	3.8	5
Loans and advances to customers	88.7	83.7	6	83.7	6

SME loans and advances including Retail Business Banking	37.4	40.4	(7)	39.0	(4)

Customer deposits1	141.0	148.3	(5)	141.4
Customer deposits including Retail Business Banking	166.7	174.0	(4)	167.5

Risk-weighted assets	71.7	72.5	(1)	69.4	3

1    Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

DIVISIONAL RESULTS (continued)

Insurance and Wealth

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 10 million customers with Assets under Administration (AuA) of c.£210 billion and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business, with the strategic aims of creating a new mass affluent offering alongside retail banking, innovating the Group's intermediary propositions and accelerating the transition to a low carbon economy.

Strategic progress

●  Investment and retirement business growth, with over £4 billion net new money in Insurance and Wealth open book AuA over the period. Total open book AuA of £156 billion as at 30 June 2022, including Embark

●  Embark onboarding going to plan with continued investment into the Group's direct to consumer offering, which is expected to launch during the second half of 2022, and further planned investment into intermediary propositions

●  Progress towards the goal of being a top 3 protection provider by 2025, announcing the agreement to acquire Cavendish Online; a leading UK protection business which offers affordable and accessible protection products

●  Deepened customer relationships through investing in Schroders Personal Wealth (SPW) dedicated relationship consultants, leading to a 19 per cent year-on-year increase in customer referrals

●  Investing in the General Insurance business to digitise customer claims and servicing journeys and expand the Group's brand presence through MBNA, allowing the business to grow profitability by improving the customer experience

Financial performance

●  Strong income growth year-on-year across the division, with total income £92 million (14 per cent) higher. Life Pensions & Investments new business income increased by £61 million (38 per cent)

●  Strengthened the Workplace proposition, with £24 million growth in new business income; c.£2.5 billion net AuA inflows

●  Investment in the Annuity business contributes to £32 million new business income growth to £75 million (up from £43 million), with £430 million Bulk Annuities sales

●  Continued to grow the Protection offering, with new business income up 50 per cent year-on-year

●  Embark contributing to revenue growth with £20 million since acquisition through c.£2 billion sales volumes

●  General insurance income net of claims decreased, with significant impact from storms in February, rising inflation and a reduction in underwritten volumes driven by market challenges as insurers react to pricing reforms

●  Wealth income increased £25 million year-on-year, with interest income and increased profit contribution from SPW

●  Operating costs increased by £53 million (11 per cent year-on-year) driven by inclusion of Embark, alongside higher planned strategic investment costs and increased variable pay

●  Underlying profit increased by £130 million to £186 million, including a reduction in remediation costs

Insurance capital and liquidity

●  Strong capital position allowed for mid-year dividend of £300 million paid to Lloyds Banking Group plc in July 2022, with estimated Insurance Solvency II ratio of 172 per cent (161 per cent after proposed mid-year dividend)

●  Credit asset portfolio is strong, rated 'A-' on average, well diversified and non-cyclical, with less than 1 per cent of assets backing annuities being sub investment grade or unrated

●  Strong liquidity position with c.£4 billion cash and cash like assets

DIVISIONAL RESULTS (continued)

Insurance and Wealth (continued)

Insurance and Wealth performance summaryA

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Underlying net interest income1	40	12		8
Underlying other income	724	660	10	773	(6)
Net income	764	672	14	781	(2)
Operating costs2	(555)	(502)	(11)	(478)	(16)
Remediation	(21)	(116)	82	(8)
Total costs	(576)	(618)	7	(486)	(19)
Underlying profit before impairment	188	54		295	(36)
Underlying impairment (charge) credit2	(2)	2		2
Underlying profit	186	56		297	(37)

Life and pensions sales (PVNBP)3	10,834	9,006	20	8,283	31
General insurance underwritten new gross written premiums	26	47	(45)	40	(35)
General insurance underwritten total gross written premiums	240	315	(24)	340	(29)
General insurance combined ratio4	99%	114%	(15)pp	101%	(2)pp

	At 30 Jun 2022£bn	At 30 Jun 2021£bn	Change %	At 31 Dec 2021£bn	Change %

Insurance Solvency II ratio (pre-dividend)5	172%	162%	10pp	191%	(19)pp
UK Wealth Loans and advances to customers	1.0	1.0		1.0
UK Wealth Customer deposits	14.9	14.8	1	15.6	(4)
UK Wealth Risk-weighted assets	1.3	1.4	(7)	1.3
Total customer assets under administration	208.7	184.6	13	192.8	8

1    In the half-year to 30 June 2022, the Group revised its liquidity transfer pricing methodology; comparative segmental net interest income has been presented on a consistent basis.

2    Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 32.

3    Present value of new business premiums.

4    General insurance combined ratio at 30 June 2022 includes £29 million relating to storm weather claims (half-year to 30 June 2021: £3 million). 30 June 2021 also includes the £91 million regulatory fine relating to the way the Group historically communicated with home insurance customers regarding their renewals. Excluding these items the ratio was 91 per cent (half-year to 30 June 2021: 86 per cent).

5    Equivalent estimated regulatory view of ratio (including With Profits funds and post-dividend) was 153 per cent (31 December 2021: 169 per cent, 30 June 2021: 153 per cent).

DIVISIONAL RESULTS (continued)

Insurance and Wealth (continued)

Income by product group
	Half-year to 30 June 2022			Half-year to 30 June 2021			Half-year to 31 Dec 2021 £m
	New business £m	Existing business £m	Total £m	New business £m	Existing business £m	Total £m

Workplace, planning and retirement	122	65	187	98	55	153	158
Individual and bulk annuities	75	50	125	43	38	81	81
Protection	21	11	32	14	10	24	28
Longstanding LP&I	5	150	155	7	150	157	140
	223	276	499	162	253	415	407
Life and pensions experience and other items			23			8	154
General insurance			106			158	122
Embark			20
			648			581	683
Wealth			116			91	98
Net income			764			672	781

Volatility arising in the insurance business

Volatility included in the Group's statutory results before tax comprises the following:

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Insurance volatility	(532)	275	228
Policyholder interests volatility	54	214	152
Total volatility	(478)	489	380
Insurance hedging arrangements	436	(340)	(252)
Total	(42)	149	128

The Group's insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and the investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division's results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

Insurance volatility movements in the first half of 2022 were largely driven by increases in interest rates reducing the value of fixed income assets (beyond the reduction in liabilities), offset slightly by equity falls and inflation rises. Although the Group manages its exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance division, it does so by balancing the importance of managing the impacts on both capital and earnings volatility. For example, equity market movements are hedged within Insurance on a Solvency II capital basis and whilst this also reduces the IFRS earnings exposure to equity market movements, the hedge works to a lesser extent from an IFRS earnings perspective.

DIVISIONAL RESULTS (continued)

Insurance and Wealth (continued)

Changes in insurance assumptions and methodology

The following impacts from assumption changes are included within Insurance and Wealth other operating income.

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Half-year to 31 Dec 2021 £m

Persistency	-	-	(15)
Mortality, longevity and morbidity	22	34	115
Expense assumptions	47	(29)	(65)
Other	3	22	(19)
Total assumption changes	72	27	16
Methodology changes	-	-	68
Total assumption and methodology changes	72	27	84

Key life and pensions assumptions and methodologies are formally updated through the annual basis review in the fourth quarter of each year. However, assumptions are monitored throughout the year and are updated at half-year where there is a compelling reason to do so.

Current period assumptions and methodology changes impact of £72 million, include a benefit from updating to the latest industry longevity assumptions and improved contractual arrangements leading to a reduction in the per-policy cost of servicing a subsection of the Group's policyholders.

DIVISIONAL RESULTS (continued)

Equity Investments and Central ItemsA

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

Net income1	263	280	(6)	423	(38)
Operating costs2	(73)	(67)	(9)	(75)	3
Remediation	-	13		(1)
Total costs	(73)	(54)	(35)	(76)	4
Underlying profit before impairment	190	226	(16)	347	(45)
Underlying impairment credit	198	1		1
Underlying profit	388	227	71	348	11

1    In the half-year to 30 June 2022, the Group revised its liquidity transfer pricing methodology; comparative segmental net interest income has been presented on a consistent basis.

2    Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 32.

Equity Investments and Central Items contains the Group's equity investments businesses, including Lloyds Development Capital (LDC), Citra Living and the Group's share of the Business Growth Fund (BGF). Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the central recovery of the Group's distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs.

During the first half of 2022, the Group's equity investment businesses contributed net income of £221 million compared to £226 million in the first half of 2021. This included ongoing solid investment performance in LDC, which continues to build its investment portfolio with attractive returns and is seeking opportunities to further integrate with the Group offering. Net income also included a gain of £47 million on the sale of gilts and other liquid assets, compared with a £23 million gain in the first half of 2021.

Underlying impairment for the period was a credit of £198 million compared to a credit of £1 million in the first half of 2021, relating to a reduction in the ECL central adjustment held at the end of 2021, from £400 million to £200 million in the second quarter of 2022. This adjustment is not allocated to specific portfolios and was applied in respect of uncertainty in the economic outlook.
ALTERNATIVE PERFORMANCE MEASURES

In addition to the statutory basis of presentation, the results are also presented on an underlying basis. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group's results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors because it allows for a comparable representation of the Group's performance by removing the impact of items such as volatility caused by market movements outside the control of management.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group's underlying performance:

●  Restructuring costs relating to merger, acquisition and integration activities

●  Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

As announced at the full-year, in the first quarter of 2022 the Group adopted a new basis for cost reporting, including all restructuring costs, with the exception of merger, acquisition and integration costs, within operating costs. Non lending-related fraud costs, previously included within underlying impairment, are also now reported as part of operating costs. This has not impacted the statutory impairment charge. Comparatives have been presented on a consistent basis.

The analysis of lending and expected credit loss (ECL) allowances is presented on an underlying basis. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.
ALTERNATIVE PERFORMANCE MEASURES (continued)

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. These metrics are not necessarily comparable to similarly titled measures presented by other companies and are not any more authoritative than measures presented in the financial statements, however management believes that they are useful in assessing the performance of the Group and in drawing comparisons between years. A description of these measures and their calculation, is given below.

Asset quality ratio
The underlying impairment credit or charge for the period in respect of loans and advances to customers, expressed as a percentage of average gross loans and advances to customers for the period. This measure is used internally in the Group's Monthly Management Report and is useful in assessing the credit quality of the loan book

Banking net interest margin
Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross interest-earning banking assets for the period. This measure is used internally in the Group's Monthly Management Report and is useful in assessing the profitability of the banking business

Cost:income ratio
Total costs as a percentage of net income calculated on an underlying basis. This measure is used internally in the Group's Monthly Management Report and is helpful in assessing the profitability of the Group's operations before the effects of the underlying impairment credit or charge

Loan to deposit ratio	Loans and advances to customers divided by customer deposits. This measure is used internally in the Group's Monthly Management Report

Operating costs
Operating expenses adjusted to remove the impact of remediation, restructuring costs, operating lease depreciation, the amortisation of purchased intangibles, the insurance gross up and other statutory items. This measure is used internally in the Group's Monthly Management Report

Pro forma CET1 ratio
CET1 ratio adjusted for the effects of the dividend paid up by the Insurance business in the subsequent quarter period. December 2021 pro forma CET1 ratios include the impact of the share buyback programme announced in February 2022

Return on tangible equity
Profit attributable to ordinary shareholders, divided by average tangible net assets. This measure is used internally in the Group's Monthly Management Report and is useful in providing a consistent basis with which to measure the Group's performance

Tangible net assets per share
Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the number of ordinary shares in issue. This measure is used internally in the Group's Monthly Management Report and is useful in assessing the capital strength of the Group

Underlying profit before impairment
Underlying profit adjusted to remove the underlying impairment credit or charge. This measure is used internally in the Group's Monthly Management Report and is useful in allowing for a comparable representation of the Group's performance before the effects of the forward-looking underlying impairment credit or charge

Underlying profit
Statutory profit before tax adjusted for certain items as detailed above. This measure is used internally in the Group's Monthly Management Report and allows for a comparable representation of the Group's performance by removing the impact of certain items including volatility caused by market movements outside the control of management

ALTERNATIVE PERFORMANCE MEASURES (continued)

Statutory basis		Removal of:		Underlying basisA
	£m	Volatility and other items1,2,3 £m	Insurance gross up4 £m	£m

Half-year to 30 June 2022
Net interest income	7,200	74	(1,139)	6,135	Underlying net interest income
Other income, net of insurance claims	1,523	(77)	1,083	2,529	Underlying other income
		(213)	-	(213)	Operating lease depreciation
Total income, net of insurance claims	8,723	(216)	(56)	8,451	Net income
Operating expenses5	(4,681)	297	56	(4,328)	Total costs5
Impairment charge	(381)	4	-	(377)	Underlying impairment charge
Profit before tax	3,661	85	-	3,746	Underlying profit

Half-year to 30 June 2021
Net interest income	4,373	107	938	5,418	Underlying net interest income
Other income, net of insurance claims	3,706	(271)	(1,018)	2,417	Underlying other income
		(271)	-	(271)	Operating lease depreciation
Total income, net of insurance claims	8,079	(435)	(80)	7,564	Net income
Operating expenses5	(4,897)	339	80	(4,478)	Total costs5,6
Impairment credit	723	11	-	734	Underlying impairment credit6
Profit before tax	3,905	(85)	-	3,820	Underlying profit

Half-year to 31 December 2021
Net interest income	4,993	148	604	5,745	Underlying net interest income
Other income, net of insurance claims	3,252	73	(682)	2,643	Underlying other income
		(189)	-	(189)	Operating lease depreciation
Total income, net of insurance claims	8,245	32	(78)	8,199	Net income
Operating expenses5	(5,903)	691	78	(5,134)	Total costs5,6
Impairment credit	655	(4)	-	651	Underlying impairment credit6
Profit before tax	2,997	719	-	3,716	Underlying profit

1    In the half-year to 30 June 2022 this comprised the effects of market volatility and asset sales (gain of £69 million); the amortisation of purchased intangibles (loss of £35 million); restructuring costs (loss of £47 million); and fair value unwind (loss of £72 million).

2    In the half-year to 30 June 2021 this comprised the effects of market volatility and asset sales (gain of £239 million); the amortisation of purchased intangibles (loss of £35 million); restructuring costs (loss of £10 million); and fair value unwind (loss of £109 million).

3    In the half-year to 31 December 2021 this comprised the effects of market volatility and asset sales (loss of £152 million); the amortisation of purchased intangibles (loss of £35 million); restructuring costs (loss of £442 million); and fair value unwind (loss of £90 million).

4    The Group's insurance businesses' income statements include income and expense attributable to the policyholders of the Group's long-term assurance funds. These items have no impact in total upon profit attributable to equity shareholders and, to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

5    Statutory operating expenses includes operating lease depreciation. On an underlying basis operating lease depreciation is included in net income.

6    Comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 32.

ALTERNATIVE PERFORMANCE MEASURES (continued)

	Half-year to 30 Jun 2022	Half-year to 30 Jun 2021	Half-year to 31 Dec 2021

Asset quality ratioA
Underlying impairment (charge) credit (£m)	(377)	734	651
Remove non-customer underlying impairment (£m)	3	(1)	(6)
Underlying customer related impairment (charge) credit (£m)	(374)	733	645

Loans and advances to customers (£bn)	456.1	447.7	448.6
Add back expected credit loss allowance (drawn) (£bn)	3.8	4.7	3.8
Add back acquisition related fair value adjustments (£bn)	0.4	0.4	0.4
Underlying gross loans and advances to customers (£bn)	460.3	452.8	452.8
Averaging (£bn)	(5.8)	(5.1)	0.3
Average underlying gross loans and advances to customers (£bn)	454.5	447.7	453.1

Asset quality ratioA	0.17%	(0.33)%	(0.28)%

Banking net interest marginA
Underlying net interest income (£m)	6,135	5,418	5,745
Remove non-banking underlying net interest expense (£m)	52	58	50
Banking underlying net interest income (£m)	6,187	5,476	5,795

Underlying gross loans and advances to customers (£bn)	460.3	452.8	452.8
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(6.5)	(4.6)	(5.1)
Other non-banking and other items (£bn)	1.7	(0.4)	(0.4)
Interest-earning banking assets (£bn)	455.5	447.8	447.3
Averaging (£bn)	(5.9)	(7.0)	1.0
Average interest-earning banking assets (£bn)A	449.6	440.8	448.3

Banking net interest marginA	2.77%	2.50%	2.56%

Cost:income ratioA
Total costs (£m)	4,328	4,478	5,134
Net income (£m)	8,451	7,564	8,199

Cost:income ratioA	51.2%	59.2%	62.6%

Operating costsA
Operating expenses (£m)	4,681	4,897	5,903
Remove:
Remediation (£m)	(79)	(425)	(875)
Restructuring (£m)	(47)	(10)	(442)
Operating lease depreciation (£m)	(213)	(271)	(189)
Amortisation of purchased intangibles (£m)	(35)	(35)	(35)
Insurance gross up (£m)	(56)	(80)	(78)
Other statutory items (£m)	(2)	(23)	(25)
Operating costs (£m)A,1	4,249	4,053	4,259
ALTERNATIVE PERFORMANCE MEASURES (continued)

	Half-year to 30 Jun 2022	Half-year to 30 Jun 2021	Half-year to 31 Dec 2021

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	2,569	3,611	1,744

Average shareholders' equity (£bn)	45.9	44.2	46.4
Remove average intangible assets (£bn)	(6.5)	(6.3)	(6.3)
Average tangible equity (£bn)	39.4	37.9	40.2

Return on tangible equityA	13.2%	19.2%	8.6%

Underlying profit before impairmentA
Statutory profit before tax (£m)	3,661	3,905	2,997
Remove impairment charge (credit) (£m)	381	(723)	(655)
Remove volatility and other items including restructuring (£m)	81	(96)	723
Underlying profit before impairment (£m)A	4,123	3,086	3,065

	At 30 Jun 2022	At 31 Dec 2021

Loan to deposit ratioA
Loans and advances to customers (£bn)	456.1	448.6
Customer deposits (£bn)	478.2	476.3

Loan to deposit ratioA	95%	94%

Pro forma CET1 ratioA
CET1 ratio	14.7%	17.3%
Insurance dividend and share buyback accrual1	0.1%	(1.0)%
Pro forma CET1 ratioA	14.8%	16.3%

Tangible net assets per shareA
Ordinary shareholders' equity (£m)	44,371	47,011
Remove goodwill (£m)	(2,629)	(2,320)
Remove intangible assets (£m)	(4,399)	(4,196)
Remove purchased value of in-force business (£m)	(186)	(197)
Deferred tax effects and other adjustments (£m)	481	538
Tangible net assets (£m)	37,638	40,836

Ordinary shares in issue, excluding own shares	68,702m	70,996m

Tangible net assets per shareA	54.8p	57.5p

1    Dividend paid up by the Insurance business in the subsequent quarterly period and the impact of the announced ordinary share buyback programme.

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES

The significant risks faced by the Group are detailed below. There has been no change to the definition of these risks from those disclosed in the Group's 2021 Annual Report and Accounts.

The external risks faced by the Group may also impact the success of delivering against the Group's long-term strategic objectives. They include, but are not limited to supply chain and socio-economic pressures arising from the war between Russia and Ukraine and the coronavirus pandemic, which are contributing to cost of living increases and associated implications for UK consumers and businesses.

Heightened monitoring is in place across the Group's portfolios to identify signs of affordability stress. However, there has been no adverse performance to date and the Group's portfolios remain broadly stable.

The Group participated in the Bank of England Biennial Exploratory Scenario on Climate (CBES), with industry level results published in May 2022. The exercise explored the financial risks posed by climate change, with projections of climate risks likely to create a drag on institutions' profitability. The Group will continue to develop climate scenario analysis capabilities and improve its climate risk management.

The Group's principal risks and uncertainties are reviewed and reported regularly to the Board in alignment with the Group's Enterprise Risk Management Framework.

Market risk - The risk that the Group's capital or earnings profile is affected by adverse market rates or prices, in particular interest rates and credit spreads in the Banking business, interest rates, equity prices and credit spreads in the Insurance business, and credit spreads in the Group's defined benefit pension schemes.

Credit risk - The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).

Funding and liquidity risk - Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Capital risk - The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Insurance underwriting risk - The risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value.

Change/execution risk - The risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability and/or operation within the Group's risk appetite.

Conduct risk - The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

Data risk - The risk of the Group failing to effectively govern, manage and control its data (including data processed by third party suppliers), leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.

People risk - The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes, effective leadership to manage colleague resources, effective talent and succession management and robust control to ensure all colleague-related requirements are met.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Operational resilience risk - The risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.

Operational risk - The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Model risk - The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application or ongoing operation of models and rating systems.

Regulatory and legal risk - The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

Strategic risk - The risk which results from:

●  Incorrect assumptions about internal or external operating environments

●  Failure to understand the potential impact of strategic responses and business plans on existing risk types

●  Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments

Climate risk - The risk that the Group experiences losses and/or reputational damage as a result of physical events, transition risk, or as a consequence of the responses to managing these changes, either directly or through the Group's customers.

INTEREST RATE SENSITIVITY

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2022, the Group's structural hedge had an approved capacity of £250 billion (up £10 billion on 31 December 2021).

Illustrative cumulative impact of parallel shifts in interest rate curve1

The table below shows the banking book net interest income sensitivity to an instantaneous parallel increase in interest rates. Sensitivities reflect shifts in the interest rate curve. The marginal reduction in Year 1 sensitivity compared to the year end has been driven by a higher structural hedge balance. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined.

The following assumptions have been applied:

●  Instantaneous parallel shift in interest rate curve, including UK Bank Rate

●  Balance sheet remains constant

●  Assumes an illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice

	Year 1£m	Year 2£m	Year 3£m

+100bps	c.675	c.1,025	c.1,475
+50bps	c.350	c.525	c.725
+25bps	c.175	c.250	c.375

1    Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 30 June 2022 balance sheet position.

CREDIT RISK

Overview

The outlook for a number of macroeconomic variables for the UK has deteriorated despite the post-COVID-19 recovery seen early in the year. The main challenges facing the economy are cost of living pressures and the impact of the war between Russia and Ukraine, which is aggravating existing inflationary pressures, higher commodity prices and supply chain issues to the UK economy.

Whilst not immune, the Group's portfolios are well-positioned, despite rising inflationary pressures and the Group retains a prudent approach to credit risk appetite and risk management, with robust LTVs in the secured portfolios. Despite the external environment, flows of assets into arrears, defaults and write-off have remained at low levels. However, the Group continues to monitor the economic environment carefully through a suite of early warning indicators.

The Group participated fully in UK Government lending schemes, including the Bounce Back Loan Scheme and the Coronavirus Business Interruption Loan Scheme, where UK Government guarantees are in place at 100 per cent and 80 per cent, respectively. These and other support measures mean that true underlying risk may potentially not be reflected in asset performance so the Group is carefully monitoring the level of arrears and will continue to review customer trends and contagion impacts to other lending.

The net underlying impairment charge in the first half of 2022 was £377 million, compared to a release of £734 million in the first half of 2021, reflecting a low charge in relation to observed performance of £282 million and a £95 million charge from economic outlook revisions (half-year to 30 June 2021: a credit of £837 million). The latter includes a £200 million release from the Group's central adjustment which addresses downside risks outside of the base case conditioning assumptions in relation to COVID-19.

This reporting period also coincided with implementation of CRD IV regulatory requirements, which resulted in updates to credit risk measurement and modelling to maintain alignment between IFRS 9 and regulatory definitions of default. Most notably for UK mortgages, default was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and all non-performing loans.

The Group's underlying ECL allowance on loans and advances to customers remained stable in the period at £4,483 million (31 December 2021: £4,477 million). Changes related to CRD IV have not materially impacted total ECL as management judgements were previously held in lieu of known changes, however some material movements between stages are observed.

Stage 2 loans and advances to customers increased from £41,710 million to £49,410 million, and as a percentage of total lending increased by 1.5 percentage points to 10.7 per cent (31 December 2021: 9.2 per cent), predominantly as a result of the higher proportion of mortgage accounts reaching the broader CRD IV definition of default introduced on 1 January 2022. Of the total Group Stage 2 loans and advances, 90.5 per cent are up to date (31 December 2021: 86.5 per cent) with sustained low levels of new to arrears. Stage 2 coverage reduced to 3.0 per cent (31 December 2021: 3.5 per cent).

Stage 3 loans and advances increased in the period to £11,435 million (31 December 2021: £8,694 million), and as a percentage of total lending increased to 2.5 per cent (31 December 2021: 1.9 per cent), also as a result of UK mortgages being subject to the CRD IV definition of default change. Stage 3 coverage decreased by 4.6 percentage points to 20.1 per cent (31 December 2021: 24.7 per cent) largely driven by comparatively better quality assets moving into Stage 3 through CRD IV changes.

Prudent risk appetite and risk management

●  The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite, whilst working closely with customers to help them through cost of living pressures and any deterioration in broader economic conditions

●  Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes

●  The Group's effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress

●  The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

CREDIT RISK (continued)

Impairment charge (credit) by division − statutory basis

	Half-year to 30 Jun 2022£m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

UK mortgages	(64)	(175)	(63)	(98)	(35)
Credit cards	273	67		(116)
Loans and overdrafts	241	58		(19)
UK Motor Finance	7	(40)		(111)
Other	28	1		(22)
Retail	485	(89)		(366)
SME	5	(146)		(91)
Corporate and other1	83	(488)		(194)
Commercial Banking	88	(634)		(285)
Insurance and Wealth	6	-		(2)
Equity Investments and Central Items	(198)	-		(2)
Total impairment charge (credit)	381	(723)		(655)

1    Corporate and other primarily comprises Mid Corporates and Corporate and Institutional.

Impairment charge (credit) by division − underlying basisA

	Half-year to 30 Jun 2022£m	Half-year to 30 Jun 20211 £m	Change %	Half-year to 31 Dec 20211 £m	Change %

UK mortgages	(64)	(175)	(63)	(98)	(35)
Credit cards	273	67		(116)
Loans and overdrafts	241	58		(19)
UK Motor Finance	7	(40)		(111)
Other	28	(3)		(23)
Retail	485	(93)		(367)
SME	5	(146)		(91)
Corporate and other2	83	(492)		(190)
Commercial Banking	88	(638)		(281)
Insurance and Wealth	2	(2)		(2)
Equity Investments and Central Items	(198)	(1)		(1)
Total impairment charge (credit)A	377	(734)		(651)

Asset quality ratioA	0.17%	(0.33)%		(0.28)%

1    Non lending-related fraud costs, previously reported within underlying impairment, are now included within operating costs. Comparatives have been presented on a consistent basis.

2    Corporate and other primarily comprises Mid Corporates and Corporate and Institutional.

CREDIT RISK (continued)

Credit risk balance sheet basis of presentation

The balance sheet analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group's accounts and the underlying basis which is used for internal management purposes. A reconciliation between the two bases has been provided.

In the following statutory basis tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or as losses are crystallised.

The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a better indication of the credit performance of the POCI assets purchased as part of the HBOS acquisition. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly.

Total expected credit loss allowance

	Statutory basis		Underlying basisA
	At 30 Jun 2022£m	At 31 Dec 2021£m	At 30 Jun 2022£m	At 31 Dec 2021£m

Customer related balances
Drawn	3,853	3,820	4,247	4,277
Undrawn	236	200	236	200
	4,089	4,020	4,483	4,477
Other assets	31	22	31	22
Total ECL allowance	4,120	4,042	4,514	4,499

Reconciliation between statutory and underlying bases of gross loans and advances to customers and expected credit loss allowance on drawn balances

	Gross loans and advances to customers					Expected credit loss allowance on drawn balances
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 30 June 2022
Underlying basisA	399,497	49,410	11,435	-	460,342	776	1,389	2,082	-	4,247
POCI assets	(2,020)	(5,449)	(3,340)	10,809	-	(1)	(133)	(462)	596	-
Acquisition fair value adjustment	-	-	-	(394)	(394)	-	-	-	(394)	(394)
	(2,020)	(5,449)	(3,340)	10,415	(394)	(1)	(133)	(462)	202	(394)
Statutory basis	397,477	43,961	8,095	10,415	459,948	775	1,256	1,620	202	3,853

At 31 December 2021
Underlying basisA	402,415	41,710	8,694	-	452,819	919	1,377	1,981	-	4,277
POCI assets	(2,392)	(6,781)	(2,251)	11,424	-	(1)	(259)	(397)	657	-
Acquisition fair value adjustment	13	2	-	(447)	(432)	(3)	(4)	(3)	(447)	(457)
	(2,379)	(6,779)	(2,251)	10,977	(432)	(4)	(263)	(400)	210	(457)
Statutory basis	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820

CREDIT RISK (continued)

Movements in total expected credit loss allowance - statutory basis

	Opening ECL at 31 Dec 2021 £m	Write-offs and other1 £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2022 £m

UK mortgages	837	64	(64)	-	837
Credit cards	521	(165)	273	108	629
Loans and overdrafts	445	(144)	241	97	542
UK Motor Finance	298	(15)	7	(8)	290
Other	165	(28)	28	-	165
Retail	2,266	(288)	485	197	2,463
SME	255	(11)	5	(6)	249
Corporate and other2	1,078	1	83	84	1,162
Commercial Banking	1,333	(10)	88	78	1,411
Insurance and Wealth	35	(1)	6	5	40
Equity Investments and Central Items	408	(4)	(198)	(202)	206
Total3	4,042	(303)	381	78	4,120

1    Contains adjustments in respect of purchased or originated credit-impaired financial assets.

2    Corporate and other primarily comprises Mid Corporates and Corporate and Institutional.

3    Total ECL includes £31 million relating to other non customer-related assets (31 December 2021: £22 million).

Movements in total expected credit loss allowance - underlying basisA

	Opening ECL at 31 Dec 2021 £m	Write-offs and other £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2022 £m

UK mortgages	1,284	11	(64)	(53)	1,231
Credit cards	531	(175)	273	98	629
Loans and overdrafts	445	(144)	241	97	542
UK Motor Finance	298	(15)	7	(8)	290
Other	165	(28)	28	-	165
Retail	2,723	(351)	485	134	2,857
SME	255	(11)	5	(6)	249
Corporate and other1	1,078	1	83	84	1,162
Commercial Banking	1,333	(10)	88	78	1,411
Insurance and Wealth	35	3	2	5	40
Equity Investments and Central Items	408	(4)	(198)	(202)	206
Total2	4,499	(362)	377	15	4,514

1    Corporate and other primarily comprises Mid Corporates and Corporate and Institutional.

2    Total ECL includes £31 million relating to other non customer-related assets (31 December 2021: £22 million).

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory basis

At 30 June 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	266,548	30,106	3,424	10,415	310,493	9.7	1.1
Credit cards	12,484	2,289	280	-	15,053	15.2	1.9
Loans and overdrafts	8,666	1,144	256	-	10,066	11.4	2.5
UK Motor Finance	12,476	1,832	179	-	14,487	12.6	1.2
Other	16,689	2,405	1,280	-	20,374	11.8	6.3
Retail	316,863	37,776	5,419	10,415	370,473	10.2	1.5
SME	26,243	2,783	771	-	29,797	9.3	2.6
Corporate and other	54,975	3,370	1,843	-	60,188	5.6	3.1
Commercial Banking	81,218	6,153	2,614	-	89,985	6.8	2.9
Insurance and Wealth	945	31	56	-	1,032	3.0	5.4
Equity Investments and Central Items1	(1,549)	1	6	-	(1,542)
Total gross lending	397,477	43,961	8,095	10,415	459,948	9.6	1.8
ECL allowance on drawn balances	(775)	(1,256)	(1,620)	(202)	(3,853)
Net balance sheet carrying value	396,702	42,705	6,475	10,213	456,095

Customer related ECL allowance (drawn and undrawn)
UK mortgages	44	337	254	202	837
Credit cards	172	346	111	-	629
Loans and overdrafts	164	243	135	-	542
UK Motor Finance2	105	80	105	-	290
Other	46	65	54	-	165
Retail	531	1,071	659	202	2,463
SME	59	107	83	-	249
Corporate and other	101	186	869	-	1,156
Commercial Banking	160	293	952	-	1,405
Insurance and Wealth	7	1	9	-	17
Equity Investments and Central Items	200	-	4	-	204
Total	898	1,365	1,624	202	4,089

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers3
UK mortgages	-	1.1	7.4	1.9	0.3
Credit cards	1.4	15.1	53.6	-	4.2
Loans and overdrafts	1.9	21.2	70.7	-	5.4
UK Motor Finance	0.8	4.4	58.7	-	2.0
Other	0.3	2.7	10.4	-	0.8
Retail	0.2	2.8	14.6	1.9	0.7
SME	0.2	3.8	13.5	-	0.8
Corporate and other	0.2	5.5	47.2	-	1.9
Commercial Banking	0.2	4.8	38.8	-	1.6
Insurance and Wealth	0.7	3.2	16.1	-	1.6
Equity Investments and Central Items		-	66.7	-
Total	0.2	3.1	23.1	1.9	0.9

1    Contains centralised fair value hedge accounting adjustments.

2    UK Motor Finance for Stages 1 and 2 include £94 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

3    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £73 million, Loans and overdrafts of £65 million, Retail other of £761 million, SME of £158 million and Commercial Banking other of £2 million. Equity Investments and Central Items excludes the £200 million ECL central adjustment.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory basis (continued)

At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards	12,148	2,077	292	-	14,517	14.3	2.0
Loans and overdrafts	8,181	1,105	271	-	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	-	14,276	12.8	1.4
Other1	16,772	2,007	778	-	19,557	10.3	4.0
Retail	322,977	28,815	3,482	10,977	366,251	7.9	1.0
SME1	26,902	2,954	843	-	30,699	9.6	2.7
Corporate and other	49,115	3,128	2,049	-	54,292	5.8	3.8
Commercial Banking	76,017	6,082	2,892	-	84,991	7.2	3.4
Insurance and Wealth	898	34	62	-	994	3.4	6.2
Equity Investments and Central Items2	144	-	7	-	151	-	4.6
Total gross lending	400,036	34,931	6,443	10,977	452,387	7.7	1.4
ECL allowance on drawn balances	(915)	(1,114)	(1,581)	(210)	(3,820)
Net balance sheet carrying value	399,121	33,817	4,862	10,767	448,567

Customer related ECL allowance (drawn and undrawn)
UK mortgages	49	394	184	210	837
Credit cards	144	249	128	-	521
Loans and overdrafts	136	170	139	-	445
UK Motor Finance3	108	74	116	-	298
Other	45	65	55	-	165
Retail	482	952	622	210	2,266
SME	61	104	90	-	255
Corporate and other	76	142	858	-	1,076
Commercial Banking	137	246	948	-	1,331
Insurance and Wealth	5	2	10	-	17
Equity Investments and Central Items	400	-	6	-	406
Total	1,024	1,200	1,586	210	4,020

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	-	1.8	9.5	1.9	0.3
Credit cards	1.2	12.0	56.9	-	3.6
Loans and overdrafts	1.7	15.4	67.5	-	4.7
UK Motor Finance	0.9	4.0	57.7	-	2.1
Other	0.3	3.2	13.8	-	0.9
Retail	0.1	3.3	20.9	1.9	0.6
SME	0.2	3.5	12.7	-	0.8
Corporate and other	0.2	4.5	42.0	-	2.0
Commercial Banking	0.2	4.0	34.4	-	1.6
Insurance and Wealth	0.6	5.9	16.1	-	1.7
Equity Investments and Central Items	-	-	85.7	-	4.0
Total	0.3	3.4	27.4	1.9	0.9

1    Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

2    Contains centralised fair value hedge accounting adjustments.

3    UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £65 million, Retail other of £379 million, SME of £135 million and Commercial Banking other of £4 million. Equity Investments and Central Items excludes the £400 million ECL central adjustment.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - underlying basisA

At 30 June 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	268,568	35,555	6,764	310,887	11.4	2.2
Credit cards	12,484	2,289	280	15,053	15.2	1.9
Loans and overdrafts	8,666	1,144	256	10,066	11.4	2.5
UK Motor Finance	12,476	1,832	179	14,487	12.6	1.2
Other	16,689	2,405	1,280	20,374	11.8	6.3
Retail1	318,883	43,225	8,759	370,867	11.7	2.4
SME	26,243	2,783	771	29,797	9.3	2.6
Corporate and other	54,975	3,370	1,843	60,188	5.6	3.1
Commercial Banking	81,218	6,153	2,614	89,985	6.8	2.9
Insurance and Wealth	945	31	56	1,032	3.0	5.4
Equity Investments and Central Items2	(1,549)	1	6	(1,542)
Total gross lending	399,497	49,410	11,435	460,342	10.7	2.5
ECL allowance on drawn balances	(776)	(1,389)	(2,082)	(4,247)
Net balance sheet carrying value	398,721	48,021	9,353	456,095

Customer related ECL allowance (drawn and undrawn)
UK mortgages	45	470	716	1,231
Credit cards	172	346	111	629
Loans and overdrafts	164	243	135	542
UK Motor Finance3	105	80	105	290
Other	46	65	54	165
Retail1	532	1,204	1,121	2,857
SME	59	107	83	249
Corporate and other	101	186	869	1,156
Commercial Banking	160	293	952	1,405
Insurance and Wealth	7	1	9	17
Equity Investments and Central Items	200	-	4	204
Total	899	1,498	2,086	4,483

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	-	1.3	10.6	0.4
Credit cards	1.4	15.1	53.6	4.2
Loans and overdrafts	1.9	21.2	70.7	5.4
UK Motor Finance	0.8	4.4	58.7	2.0
Other	0.3	2.7	10.4	0.8
Retail1	0.2	2.8	14.3	0.8
SME	0.2	3.8	13.5	0.8
Corporate and other	0.2	5.5	47.2	1.9
Commercial Banking	0.2	4.8	38.8	1.6
Insurance and Wealth	0.7	3.2	16.1	1.6
Equity Investments and Central Items		-	66.7
Total	0.2	3.0	20.1	1.0

1    Retail balances exclude the impact of the HBOS acquisition-related adjustments.

2    Contains centralised fair value hedge accounting adjustments.

3    UK Motor Finance for Stages 1 and 2 include £94 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £73 million, Loans and overdrafts of £65 million, Retail other of £761 million, SME of £158 million and Commercial Banking other of £2 million. Equity Investments and Central Items excludes the £200 million ECL central adjustment.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - underlying basisA (continued)

At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	276,021	28,579	4,191	308,791	9.3	1.4
Credit cards	12,135	2,075	292	14,502	14.3	2.0
Loans and overdrafts	8,181	1,105	271	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	14,276	12.8	1.4
Other1	16,772	2,007	778	19,557	10.3	4.0
Retail2	325,356	35,594	5,733	366,683	9.7	1.6
SME1	26,902	2,954	843	30,699	9.6	2.7
Corporate and other	49,115	3,128	2,049	54,292	5.8	3.8
Commercial Banking	76,017	6,082	2,892	84,991	7.2	3.4
Insurance and Wealth	898	34	62	994	3.4	6.2
Equity Investments and Central Items3	144	-	7	151	-	4.6
Total gross lending	402,415	41,710	8,694	452,819	9.2	1.9
ECL allowance on drawn balances	(919)	(1,377)	(1,981)	(4,277)
Net balance sheet carrying value	401,496	40,333	6,713	448,542

Customer related ECL allowance (drawn and undrawn)
UK mortgages	50	653	581	1,284
Credit cards	147	253	131	531
Loans and overdrafts	136	170	139	445
UK Motor Finance4	108	74	116	298
Other	45	65	55	165
Retail2	486	1,215	1,022	2,723
SME	61	104	90	255
Other	76	142	858	1,076
Commercial Banking	137	246	948	1,331
Insurance and Wealth	5	2	10	17
Equity Investments and Central Items	400	-	6	406
Total	1,028	1,463	1,986	4,477

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers5
UK mortgages	-	2.3	13.9	0.4
Credit cards	1.2	12.2	58.2	3.7
Loans and overdrafts	1.7	15.4	67.5	4.7
UK Motor Finance	0.9	4.0	57.7	2.1
Other	0.3	3.2	13.8	0.9
Retail2	0.1	3.4	19.6	0.7
SME	0.2	3.5	12.7	0.8
Corporate and other	0.2	4.5	42.0	2.0
Commercial Banking	0.2	4.0	34.4	1.6
Insurance and Wealth	0.6	5.9	16.1	1.7
Equity Investments and Central Items	-	-	85.7	4.0
Total	0.3	3.5	24.7	1.0

1    Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

2    Retail balances exclude the impact of the HBOS and MBNA acquisition-related adjustments.

3    Contains centralised fair value hedge accounting adjustments.

4    UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

5    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £65 million, Retail other of £379 million, SME of £135 million and Commercial Banking other of £4 million. Equity Investments and Central Items excludes the £400 million ECL central adjustment.

CREDIT RISK (continued)

Stage 2 loans and advances to customers and expected credit loss allowance - statutory basis

	Up to date				1 to 30 days past due2		Over 30 days past due		Total
	PD movements		Other1
At 30 June 2022	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m

UK mortgages	21,618	141	6,241	117	1,549	39	698	40	30,106	337
Credit cards	2,042	257	131	45	87	28	29	16	2,289	346
Loans and overdrafts	735	140	235	42	134	43	40	18	1,144	243
UK Motor Finance	675	24	977	21	143	25	37	10	1,832	80
Other	380	23	1,450	24	396	11	179	7	2,405	65
Retail	25,450	585	9,034	249	2,309	146	983	91	37,776	1,071
SME	2,511	99	126	4	58	2	88	2	2,783	107
Corporate and other	3,080	180	151	3	39	3	100	-	3,370	186
Commercial Banking	5,591	279	277	7	97	5	188	2	6,153	293
Insurance and Wealth	16	-	7	1	-	-	8	-	31	1
Equity Investments and Central Items	-	-	1	-	-	-	-	-	1	-
Total	31,057	864	9,319	257	2,406	151	1,179	93	43,961	1,365

At 31 December 2021
UK mortgages	14,845	132	4,133	155	1,433	38	1,387	69	21,798	394
Credit cards	1,755	176	210	42	86	20	26	11	2,077	249
Loans and overdrafts	505	82	448	43	113	30	39	15	1,105	170
UK Motor Finance	581	20	1,089	26	124	19	34	9	1,828	74
Other4	586	41	990	15	294	6	137	3	2,007	65
Retail	18,272	451	6,870	281	2,050	113	1,623	107	28,815	952
SME4	2,641	96	192	5	41	2	80	1	2,954	104
Corporate and other	2,998	139	79	3	10	-	41	-	3,128	142
Commercial Banking	5,639	235	271	8	51	2	121	1	6,082	246
Insurance and Wealth	18	-	6	1	2	-	8	1	34	2
Equity Investments and Central Items	-	-	-	-	-	-	-	-	-	-
Total	23,929	686	7,147	290	2,103	115	1,752	109	34,931	1,200

1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2    Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.

3    Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

4    Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

CREDIT RISK (continued)

Stage 2 loans and advances to customers and expected credit loss allowance - underlying basisA

	Up to date				1 to 30 days past due2		Over 30 days past due		Total
	PD movements		Other1
At 30 June 2022	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m

UK mortgages	24,356	193	7,836	161	2,290	60	1,073	56	35,555	470
Credit cards	2,042	257	131	45	87	28	29	16	2,289	346
Loans and overdrafts	735	140	235	42	134	43	40	18	1,144	243
UK Motor Finance	675	24	977	21	143	25	37	10	1,832	80
Other	380	23	1,450	24	396	11	179	7	2,405	65
Retail	28,188	637	10,629	293	3,050	167	1,358	107	43,225	1,204
SME	2,511	99	126	4	58	2	88	2	2,783	107
Corporate and other	3,080	180	151	3	39	3	100	-	3,370	186
Commercial Banking	5,591	279	277	7	97	5	188	2	6,153	293
Insurance and Wealth	16	-	7	1	-	-	8	-	31	1
Equity Investments and Central Items	-	-	1	-	-	-	-	-	1	-
Total	33,795	916	10,914	301	3,147	172	1,554	109	49,410	1,498

At 31 December 2021
UK mortgages	17,917	226	6,053	222	2,270	73	2,339	132	28,579	653
Credit cards	1,754	179	209	41	86	21	26	12	2,075	253
Loans and overdrafts	505	82	448	43	113	30	39	15	1,105	170
UK Motor Finance	581	20	1,089	26	124	19	34	9	1,828	74
Other4	586	41	990	15	294	6	137	3	2,007	65
Retail	21,343	548	8,789	347	2,887	149	2,575	171	35,594	1,215
SME4	2,641	96	192	5	41	2	80	1	2,954	104
Corporate and other	2,998	139	79	3	10	-	41	-	3,128	142
Commercial Banking	5,639	235	271	8	51	2	121	1	6,082	246
Insurance and Wealth	18	-	6	1	2	-	8	1	34	2
Equity Investments and Central Items	-	-	-	-	-	-	-	-	-	-
Total	27,000	783	9,066	356	2,940	151	2,704	173	41,710	1,463

1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2    Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.

3    Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

4    Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

CREDIT RISK (continued)

ECL sensitivity to economic assumptions

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group's base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 2 on page 82 onwards.

The table below shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant reflecting the basis on which they are evaluated.

Statutory basis	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	837	462	610	980	2,213
Credit cards	629	546	597	686	804
Other Retail	997	949	981	1,029	1,093
Commercial Banking	1,411	1,215	1,310	1,482	2,093
Other	246	244	246	246	247
At 30 June 2022	4,120	3,416	3,744	4,423	6,450

UK mortgages	837	637	723	967	1,386
Credit cards	521	442	500	569	672
Other Retail	908	844	892	947	1,034
Commercial Banking	1,333	1,196	1,261	1,403	1,753
Other	443	441	443	444	446
At 31 December 2021	4,042	3,560	3,819	4,330	5,291

Underlying basisA	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,231	856	1,004	1,374	2,607
Credit cards	629	546	597	686	804
Other Retail	997	949	981	1,029	1,093
Commercial Banking	1,411	1,215	1,310	1,482	2,093
Other	246	244	246	246	247
At 30 June 2022	4,514	3,810	4,138	4,817	6,844

UK mortgages	1,284	1,084	1,170	1,414	1,833
Credit cards	531	453	511	579	682
Other Retail	908	844	892	947	1,034
Commercial Banking	1,333	1,196	1,261	1,403	1,753
Other	443	441	443	444	446
At 31 December 2021	4,499	4,018	4,277	4,787	5,748

CREDIT RISK (continued)

Retail

●  The Retail portfolio has remained robust and well-positioned despite pressure on consumer disposable incomes from a rising cost of living. Risk management has been enhanced since the last financial crisis, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach. The Retail lending book is concentrated towards higher income segments who have reduced their debt commitments during the pandemic and should be better able to withstand the cost of living challenge

●  The Group is closely monitoring the impacts of the rising cost of living on consumers. Despite no deterioration in credit quality, proactive action has been taken to increase living cost assumptions in affordability assessments with more targeted action for those customers deemed to be most at risk

●  Despite external pressures, arrears rates remain low and generally below pre-pandemic levels. New lending credit quality remains strong and performance is stable

●  Contagion impact on Retail lending from the Bounce Back Loan Scheme (BBLS) is limited. However, small businesses in some cases are under significant pressure from BBLS repayments alongside external pressures and the Group continues to monitor this segment closely

●  The Retail underlying impairment charge in the first half of 2022 was £485 million, compared to a release of £93 million in the first half of 2021. Underlying credit performance was favourable year-on-year, adversity is explained by revisions to the macroeconomic outlook which have a corresponding £170 million ECL increase for the first half of 2022. This compares to a £544 million release over the first half of 2021, which benefitted from a large release of ECL following the effectiveness of Government interventions and vaccine rollout, relative to expectations at earlier stages of the pandemic

●  Additional judgements have been raised in the first half of the year to capture the increased risk of inflation and impact on the cost of living for retail customers, and additionally for segments of the Retail book that are considered less resilient to disposable income shocks

●  Existing IFRS 9 staging rules and triggers have been maintained across Retail from the 2021 year end with the exception of mortgages. The change maintains alignment between IFRS 9 and new regulatory definitions of default. Default continues to be considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to significantly affect their ability to repay the amount due. For mortgages, this was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and all non-performing loans. Overall ECL is not materially impacted as management judgements were previously held in lieu of these known changes. However, material movements between stages were observed, with an additional £2.8 billion of assets in Stage 3 and £6.1 billion in Stage 2 at the point of implementation, both as a result of the broader definition of default

●  Stage 2 loans and advances now comprise 11.7 per cent of the Retail portfolio (31 December 2021: 9.7 per cent), of which 89.8 per cent are up to date performing loans (31 December 2021: 84.7 per cent), due to the higher proportion of mortgage accounts reaching the new CRD IV definition of default. Stage 2 ECL coverage has also decreased to 2.8 per cent (31 December 2021: 3.4 per cent) as the risk of these accounts is comparatively lower. Stage 2 balances and coverage of Retail products excluding UK mortgages show a general increasing trend following updates to the macroeconomic outlook, with a lower impact of CRD IV changes (90 days past due definition already adopted)

●  Stage 3 movements are directionally similar to Stage 2. Loans and advances have increased to 2.4 per cent of total loans and advances (31 December 2021: 1.6 per cent). Stage 3 ECL coverage decreased to 14.3 per cent (31 December 2021: 19.6 per cent) due to a higher proportion of mortgages triggering 90 days past due, with lower coverage on average

CREDIT RISK (continued)

Portfolios

UK mortgages

●  The UK mortgages portfolio is well-positioned with low arrears and a low loan-to-value (LTV) profile. The Group has actively improved the quality of the portfolio over recent years using robust affordability and credit controls, whilst the balances of higher risk portfolios originated prior to 2008 have continued to reduce

●  The housing market remains resilient despite the macroeconomic uncertainty. However, price growth and activity levels are expected to soften this year with rises in UK Bank Rate and associated mortgage rates alongside a household income squeeze weakening consumer confidence

●  Total loans and advances increased to £310.9 billion (31 December 2021: £308.8 billion), with a reduction in average LTV to 40.2 per cent (31 December 2021: 42.1 per cent). The proportion of balances with an LTV greater than 90 per cent decreased to 0.4 per cent (31 December 2021: 0.5 per cent). The average LTV of new business decreased to 61.9 per cent (31 December 2021: 63.3 per cent)

●  There was an impairment release of £64 million for the first half of 2022 reflecting continued resilient house prices and benign credit performance. This compares to a net release of £175 million for the first half of 2021, which included a comparatively greater benefit from house prices in relation to expectations earlier in the pandemic. Total ECL coverage remains flat at 0.4 per cent (31 December 2021: 0.4 per cent)

●  Stage 2 loans and advances increased to 11.4 per cent of the portfolio (31 December 2021: 9.3 per cent), and Stage 2 ECL coverage has reduced to 1.3 per cent (31 December 2021: 2.3 per cent). This is largely as a result of the higher proportion of mortgage accounts reaching the broader CRD IV definition of default

●  Stage 3 ECL coverage decreased to 10.6 per cent (31 December 2021: 13.9 per cent) again largely due to a higher proportion of mortgage accounts triggering the broader CRD IV definition of default of 90 days past due (previously 180 days)

Credit cards

●  Credit card balances increased to £15.1 billion (31 December 2021: £14.5 billion) due to increased levels of customer spend but remain below pre-pandemic levels

●  The credit card portfolio is a prime book which has performed well in recent years, with lower arrears rates compared to the High Street Bank peer group

●  The impairment charge was £273 million for the first half of 2022 compared to a charge of £67 million for the first half of 2021, with overall ECL coverage increasing to 4.2 per cent (31 December 2021: 3.7 per cent). These increases are largely due to the updates to the UK's macroeconomic outlook in addition to precautionary judgements to account for the increased risk of inflation and impact on the cost of living for Retail customers

●  Stage 2 loans and advances have increased to 15.2 per cent of the portfolio (31 December 2021: 14.3 per cent) and Stage 2 ECL coverage has increased to 15.1 per cent (31 December 2021: 12.2 per cent), both reflecting updates to the UK's macroeconomic outlook

●  Stage 3 ECL coverage decreased to 53.6 per cent (31 December 2021: 58.2 per cent) due to model parameter updates to account for favourable recoveries performance

Loans and overdrafts

●  Loans and advances for personal current account and the personal loans portfolios increased to £10.1 billion (31 December 2021: £9.6 billion) with continued recovery in customer spend and demand for credit

●  The impairment charge was £241 million for the first half of 2022, compared to £58 million for the first half of 2021. These increases are largely due to the updates to the UK's macroeconomic outlook in addition to precautionary judgements to account for the increased risk of inflation and impact on the cost of living for Retail customers

●  Stage 2 ECL coverage increased to 21.2 per cent (31 December 2021: 15.4 per cent) and overall ECL coverage increased to 5.4 per cent (31 December 2021: 4.7 per cent), both reflecting updates to the UK's macroeconomic outlook

●  Stage 3 ECL coverage increased slightly to 70.7 per cent (31 December 2021: 67.5 per cent)

CREDIT RISK (continued)

UK Motor Finance

●  The UK Motor Finance portfolio increased to £14.5 billion (31 December 2021: £14.3 billion) with continued new car supply constraints being offset by continued strong demand for used vehicles

●  There was an impairment charge of £7 million for the first half of 2022 reflecting continued low levels of losses given continued resilient used car prices. This compares to a net release of £40 million for the first half of 2021, which benefitted from ECL releases as used car prices materially outperformed expectations set earlier in the pandemic. However, used car prices have begun to fall from recent high levels with this trend expected to continue. Overall ECL coverage has decreased to 2.0 per cent (31 December 2021: 2.1 per cent)

●  Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. Continued resilience in used car prices and disposal experience, partially driven by global supply issues, has resulted in broadly flat RV and VT ECL of £94 million (31 December 2021: £95 million)

●  Stage 2 ECL coverage increased to 4.4 per cent (31 December 2021: 4.0 per cent) and Stage 3 ECL coverage increased to 58.7 per cent (31 December 2021: 57.7 per cent)

Other

●  Other loans and advances increased to £20.4 billion (31 December 2021: £19.6 billion)

●  The impairment charge was £28 million for the first half of 2022 compared to a net release of £3 million for the first half of 2021, primarily due to updates to the UK macroeconomic forecast

Retail UK mortgages loans and advances to customers1 - statutory basis

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Mainstream	250,764	248,013
Buy-to-let	51,256	51,111
Specialist	8,473	9,220
Total	310,493	308,344

1    Balances include the impact of HBOS related acquisition adjustments.

Mortgages greater than three months in arrears, excluding repossessions - underlying basisA

	Number of cases		Total mortgage accounts		Value of loans1		Total mortgage balances
	At 30 Jun 2022Cases	At 31 Dec 2021Cases	At 30 Jun 2022%	At 31 Dec 2021%	At 30 Jun 2022£m	At 31 Dec 2021£m	At 30 Jun 2022%	At 31 Dec 2021%

Mainstream	20,503	22,128	1.1	1.2	2,259	2,481	0.9	1.0
Buy-to-let	3,640	4,171	0.9	1.0	476	537	0.9	1.0
Specialist	4,804	5,491	6.5	7.5	785	892	9.0	9.4
Total	28,947	31,790	1.2	1.4	3,520	3,910	1.1	1.3

1    Value of loans represents total gross book value of mortgages more than three months in arrears; the balances exclude the impact of HBOS acquisition adjustments.

The stock of repossessions increased to 680 cases at 30 June 2022 compared to 346 cases at 31 December 2021, due to the resumption of litigation action that had been suspended at the onset of the coronavirus pandemic.

CREDIT RISK (continued)

Period end and average LTVs across the Retail mortgage portfolios - underlying basisA

At 30 June 2022	Mainstream %	Buy-to-let %	Specialist %	Total %

Less than 60%	64.0	76.8	86.9	66.8
60% to 70%	20.4	19.5	7.7	19.9
70% to 80%	12.0	3.4	2.2	10.3
80% to 90%	3.2	0.1	1.1	2.6
90% to 100%	0.3	0.1	1.0	0.3
Greater than 100%	0.1	0.1	1.1	0.1
Total	100.0	100.0	100.0	100.0
Average loan to value1:
Stock of residential mortgages	39.5	45.4	34.9	40.2
New residential lending	62.3	59.3	n/a	61.9

At 31 December 2021
Less than 60%	58.1	69.3	80.6	60.7
60% to 70%	19.6	23.8	11.8	20.1
70% to 80%	16.8	6.4	3.5	14.6
80% to 90%	5.0	0.2	1.3	4.1
90% to 100%	0.4	0.1	0.9	0.3
Greater than 100%	0.1	0.2	1.9	0.2
Total	100.0	100.0	100.0	100.0
Average loan to value1:
Stock of residential mortgages	41.3	47.7	37.5	42.1
New residential lending	63.7	60.4	n/a	63.3

1    Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances; the balances exclude the impact of HBOS acquisition adjustments.

CREDIT RISK (continued)

Commercial Banking

●  Commercial Banking actively supported its customers throughout the pandemic, through a range of propositions, including capital repayment holidays, working capital line increases and financial covenant waivers, as well as supporting small businesses and corporates through full use of UK Government schemes

●  Although the UK economy recovered during the first quarter of 2022, the macroeconomic outlook has subsequently deteriorated. The war between Russia and Ukraine has aggravated inflationary pressures and supply chain disruption, adding to the cost of living squeeze, with some sectors such as travel, transportation, retail, leisure and hospitality particularly impacted. However, as a proportion of the Group's overall lending, exposure to these sectors remains relatively limited with prudent risk appetite parameters in place to support customers and protect the Group's positions

●  The Group is cognisant of a number of client risks associated with rising inflationary pressures and the weaker UK economic outlook, including weakening consumer sentiment, energy, fuel and commodities price inflation, supply chain disruption, labour markets, credit markets, interest rates and climate change

●  The Group expects the longer term recovery to be slower in a few of the impacted sectors and anticipates structural changes over time in these, and a number of other sectors. Sector and credit risk appetite continue to be proactively managed to ensure the Group is protected and clients are supported in the right way

●  Observed credit quality has been strong and broadly stable in the first half of 2022, noting that this could still be influenced by increased liquidity as a result of the significant temporary support provided by the UK Government in light of the pandemic, which has the potential to distort the underlying credit risk profile, particularly in the predominantly secured SME portfolio. Repayments under these schemes commenced in the second half of 2021, with low arrears to date. The level of arrears continues to be carefully monitored, with early risk mitigating activities taken as appropriate

●  Although significant uncertainties remain, with a number of headwinds and the withdrawal of the Government COVID-19 support measures yet to impact portfolio performance to date, the Group continues to provide early support to its more vulnerable customers through focussed risk management via its Watchlist and Business Support framework. The Group will continue to balance prudent risk appetite with ensuring support for financially viable clients on their road to recovery

Impairment

●  There was a net impairment charge of £88 million in the first half of 2022, compared to a release of £638 million in the first half of 2021. The charge was driven by a £125 million charge from economic outlook revisions offset by an observed performance credit of £37 million

●  ECL allowances increased by £74 million to £1,405 million at 30 June 2022 (31 December 2021: £1,331 million). The ECL provision at 30 June 2022 captures the impact of inflationary pressures and supply chain constraints and assumes additional losses will emerge as a result of these and as structural changes emerge in some sectors

●  Stage 2 loans and advances increased marginally by £71 million to £6,153 million (31 December 2021: £6,082 million), of which 95.4 per cent are current and up to date. Stage 2 loans as a proportion of total loans and advances to customers reduced to 6.8 per cent (31 December 2021: 7.2 per cent). Stage 2 ECL coverage was higher at 4.8 per cent (31 December 2021: 4.0 per cent) with the increase in coverage a direct result of the forward look multiple economic scenarios

●  Stage 3 loans and advances reduced to £2,614 million (31 December 2021: £2,892 million) and as a proportion of total loans and advances to customers, reduced to 2.9 per cent (31 December 2021: 3.4 per cent). Stage 3 ECL coverage increased to 38.8 per cent (31 December 2021: 34.4 per cent) predominantly driven by net repayments on Stage 3 loans and advances

CREDIT RISK (continued)

Commercial Banking UK Direct Real Estate

●  Commercial Banking UK Direct Real Estate gross lending stood at £11.1 billion at 30 June 2022 (net of exposures subject to protection through Significant Risk Transfer (SRT) securitisations). The Group has a further £0.7 billion of UK Direct Real Estate exposure in Business Banking within the Retail division

●  The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.4 billion to social housing providers are also excluded

●  Recognising this is a cyclical sector, caps are in place to control origination and exposure, including a number of asset type categories. Focus remains on the UK market and new business has been written in line with a prudent risk appetite with conservative LTVs, strong quality of income and proven management teams

●  Overall performance has remained resilient and although the Group saw some increase in cases on its closer monitoring Watchlist category, levels of this remain significantly below that seen during the pandemic. Transfers to the Group's Business Support Unit have been limited

●  Rent collection has largely recovered and stabilised following the coronavirus pandemic, although challenges remain in some sectors. Despite some material headwinds, including the inflationary environment and the impact of rising interest rates, the portfolio is well-positioned and proactively managed, with appropriate risk mitigants in place:

-  CRE exposures continue to be heavily weighted towards investment real estate (c.90 per cent) over development. Of these investment exposures, over 85 per cent have an LTV of less than 60 per cent, with an average LTV of 39 per cent

-  c.92 per cent of CRE investment exposures have an interest cover ratio of greater than 2.0 times and in SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including a notional base rate stress)

-  Approximately 49 per cent of CRE exposures relate to commercial real estate (with no speculative development lending) with the remainder related to residential real estate. The underlying sub-sector split is diversified with c.15 per cent of exposures secured by Retail assets and appetite tightened since 2018

-  The Office portfolio is focused on prime locations with strong sponsors and low LTVs, as well as no speculative commercial development

-  Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run off of these carefully managed and sequenced

-  Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria include maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group's monitoring quantity surveyor

FUNDING AND LIQUIDITY RISK

The Group has maintained its robust funding and liquidity position with a loan to deposit ratio of 95 per cent as at 30 June 2022 (94 per cent as at 31 December 2021). Customer deposits remain elevated despite the uncertainties that persist around the macroeconomic environment.

The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 142 per cent (based on a monthly rolling average over the previous 12 months) as at 30 June 2022 calculated on a Group consolidated basis based on the EU Delegated Act. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non Ring-Fenced Bank entities.

The Net Stable Funding Ratio (NSFR) was implemented on 1 January 2022. The Group monitors this metric monthly and is in excess of the regulatory requirement of 100 per cent.

During the first half of the year, the Group accessed wholesale funding across a range of currencies and markets. The Group expects 2022 funding volumes to total £5 billion to £6 billion of senior funding from Lloyds Banking Group plc. Year-to-date term funding issuance volumes total £3.5 billion. Overall, wholesale funding totalled £97.7 billion as at 30 June 2022. The total outstanding amount of drawings from the Term Funding Scheme with additional incentives for SMEs (TFSME) has remained stable at £30 billion at 30 June 2022 (31 December 2021: £30 billion), with maturities in 2025, 2027 and beyond.

The Group's credit ratings continue to reflect the strength of the Group's business model and balance sheet. Over the course of the year, Fitch and S&P affirmed the Group's ratings. In July, Moody's downgraded the senior and subordinated ratings for Lloyds Banking Group plc and the subordinated ratings for Lloyds Bank plc by one notch based on their Loss Given Failure methodology. This was a technical and methodological change that puts us in line with peer issuers. The agencies continue to monitor the impact of cost of living increases and rising rates for the UK banking sector. The Group's strong management, franchise and financial performance along with robust capital and funding position are reflected in the Group's strong ratings.

Group funding requirements and sources

	At 30 Jun 2022£bn	At 31 Dec 2021£bn	Change%
Group funding position
Loans and advances to customers	456.1	448.6	2
Loans and advances to banks1	7.7	6.9	12
Debt securities at amortised cost	9.0	6.8	32
Reverse repurchase agreements - non-trading	56.5	54.8	3
Financial assets at fair value through other comprehensive income	24.3	28.1	(14)
Cash and balances at central banks	86.7	76.4	13
Other assets2	250.1	264.9	(6)
Total Group assets	890.4	886.5
Less other liabilities2	(216.2)	(232.8)	(7)
Funding requirements	674.2	653.7	3

Customer deposits	478.2	476.3
Wholesale funding3	97.7	93.1	5
Repurchase agreements - non-trading	18.2	1.1
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0
Total equity	50.1	53.2	(6)
Funding sources	674.2	653.7	3

1    Excludes £0.1 billion (31 December 2021: £0.1 billion) of loans and advances to banks within the Insurance business.

2    Other assets and other liabilities primarily include balances in the Group's Insurance business and the fair value of derivative assets and liabilities.

3    The Group's definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £2.9 billion (31 December 2021: £3.8 billion). Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); comparatives have been presented on a consistent basis.

FUNDING AND LIQUIDITY RISK (continued)

Reconciliation of Group funding to the balance sheet

At 30 June 2022	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	4.2	3.1	0.2	7.5
Debt securities in issue	81.0	-	(6.7)	74.3
Subordinated liabilities	12.5	-	(1.7)	10.8
Total wholesale funding1	97.7	3.1
Customer deposits	478.2	-	-	478.2
Total	575.9	3.1

At 31 December 2021
Deposits from banks	3.3	4.3	-	7.6
Debt securities in issue	76.4	-	(4.8)	71.6
Subordinated liabilities	13.4	-	(0.3)	13.1
Total wholesale funding1	93.1	4.3
Customer deposits	476.3	-	-	476.3
Total	569.4	4.3

1    Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); comparatives have been presented on a consistent basis.

Analysis of total wholesale funding by residual maturity

Less than one month £bn		One to three months £bn	Three to six months £bn	Six to nine months £bn	Nine months to one year £bn	One to two years £bn	Two to five years £bn	More than five years £bn	Total at 30 Jun 2022£bn	Total at 31 Dec 2021£bn

Deposits from banks	2.1	1.1	0.5	0.1	-	0.4	-	-	4.2	3.3
Debt securities in issue:
Certificates of deposit	1.9	1.7	0.9	1.4	0.5	-	-	-	6.4	4.4
Commercial paper	6.2	3.5	1.3	0.2	0.1	-	-	-	11.3	8.7
Medium-term notes	0.1	1.5	2.7	1.9	2.2	5.7	18.9	11.4	44.4	42.5
Covered bonds	0.8	0.9	0.5	2.6	0.9	2.2	5.1	2.2	15.2	17.0
Securitisation	0.4	0.1	0.2	0.5	-	0.1	1.0	1.4	3.7	3.8
	9.4	7.7	5.6	6.6	3.7	8.0	25.0	15.0	81.0	76.4
Subordinated liabilities	-	-	-	-	1.1	0.7	5.1	5.6	12.5	13.4
Total wholesale funding1	11.5	8.8	6.1	6.7	4.8	9.1	30.1	20.6	97.7	93.1

1    Excludes balances relating to margins of £2.9 billion (31 December 2021: £3.8 billion). Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); comparatives have been presented on a consistent basis.

FUNDING AND LIQUIDITY RISK (continued)

Analysis of 2022 term issuance

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn

Securitisation1	0.3	-	-	-	0.3
Medium-term notes	0.5	1.5	-	1.2	3.2
Covered bonds	-	-	-	-	-
Private placements	-	-	-	-	-
Subordinated liabilities	-	-	-	-	-
Total issuance	0.8	1.5	-	1.2	3.5

1    Includes significant risk transfer securitisations.

Liquidity portfolio

At 30 June 2022, the banking business had £145.9 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2021: £140.2 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

LCR eligible assets

	Average
	20221 £bn	20212 £bn	Change%

Level 1
Cash and central bank reserves	78.3	71.0	10
High quality government/MDB/agency bonds3	62.7	65.2	(4)
High quality covered bonds	2.1	2.4	(13)
Total	143.1	138.6	3
Level 24	2.8	1.6	75
Total LCR eligible assets	145.9	140.2	4

1    Based on 12 months rolling average to 30 June 2022. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.

2    Based on 12 months rolling average to 31 December 2021. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.

3    Designated multilateral development bank (MDB).

4    Includes Level 2A and Level 2B.

Encumbered assets

The Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance, including via a defined risk appetite. At 30 June 2022, the Group had £38.5 billion (31 December 2021: £36.9 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The increase in encumbered assets was primarily driven by higher activity in the repurchase agreements market. The Group also had £707.1 billion (31 December 2021: £694.3 billion) of unencumbered on-balance sheet assets, and £144.8 billion (31 December 2021: £155.4 billion) of pre-positioned and encumbered assets held with central banks, the reduction in the latter was primarily driven by the amortisation of the asset portfolios pledged to access Bank of England funding schemes. Primarily, the Group encumbers mortgages, unsecured lending, credit card receivables and car loans through the issuance programmes and tradable securities through securities financing activity. The Group mainly pre-positions mortgage assets at central banks.
CAPITAL RISK

Analysis of CET1 capital position

The Group's pro forma CET1 capital ratio reduced from 16.3 per cent at 31 December 2021 to 14.8 per cent at 30 June 2022.

This initially reflected a reduction of 230 basis points on 1 January 2022 for regulatory changes which included an increase in risk-weighted assets, in addition to other related modelled impacts on CET1 capital, following:

●  The anticipated impact of the implementation of new CRD IV mortgage, retail unsecured and commercial banking models to meet revised regulatory standards for modelled outputs

●  The UK implementation of the remainder of CRR 2 which included a new standardised approach for measuring counterparty credit risk (SA-CCR)

This was in addition to the reinstatement of the full deduction treatment for intangible software assets and phased reductions in IFRS 9 transitional relief. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore uncertainty over the final impact remains.

The impact of the regulatory changes on 1 January 2022 was subsequently offset by strong pro forma capital generation of 139 basis points during the first half of the year which reflected the following:

●  Banking profitability of 117 basis points, including a limited net impairment offset of 14 basis points

●  A further 16 basis points for the £300 million interim dividend received from the Insurance business in July 2022 in respect of its interim results

●  A reduction in risk-weighted assets, post 1 January 2022 regulatory changes, generating an increase equivalent to 20 basis points and other movements of 17 basis points

●  Offset in part by 31 basis points related to the full 2022 fixed deficit contributions for the Group's three main defined benefit pension schemes

Capital usage resulted in a further reduction of 60 basis points, reflecting the impact of the foreseeable ordinary dividend accrual of 41 basis points, inclusive of the announced interim ordinary dividend of 0.80 pence per share, and variable pension contributions of 19 basis points which were made to the main defined benefit pension schemes.

The ordinary share buyback programme announced as part of the Group's 2021 year end results, which commenced in February 2022, has been recognised in full through CET1 capital.

Excluding the Insurance dividend received in July 2022, the Group's CET1 capital ratio at 30 June 2022 was 14.7 per cent.

A final decision on the 2022 full year ordinary dividend and the return of any surplus capital through special dividends or share buybacks will be given due consideration by the Board at year end.

CAPITAL RISK (continued)

Target capital ratio

The Board's view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent plus a management buffer of around 1 per cent. This takes into account, amongst other things:

●  The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets

●  The Group's nominal Pillar 2A capital requirement, set by the PRA, which is the equivalent of around 2.0 per cent of risk-weighted assets as at 30 June 2022 and includes a reduction linked to the setting of a UK countercyclical capital buffer (CCyB) rate under normal conditions, as defined by the Financial Policy Committee (FPC). This reduction has been temporarily offset through a separate regulatory capital buffer at the CET1 capital level which will be removed in December 2022 following the increase in the UK CCyB rate to 1 per cent. During 2022, the PRA will revert to setting a variable amount for the Group's Pillar 2A capital requirement (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types

●  The Group's current CCyB requirement is around zero per cent of risk-weighted assets. In July 2022, the FPC announced that the UK CCyB rate would increase to 2 per cent from July 2023, following the previously announced increase to 1 per cent in December 2022. This would represent an equivalent increase in the Group's CCyB to 0.9 per cent in December 2022 and to 1.8 per cent in July 2023, based upon the concentration of Group exposures to the UK market at 30 June 2022. The FPC noted in July 2022 that as uncertainty around the economic outlook has increased it will continue to monitor the situation closely and could vary the UK CCyB rate up or down in response to economic conditions, underlying vulnerabilities and the overall risk environment

●  The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets

●  The RFB sub-group's other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level. The FPC have confirmed that they will change the metric for determining the buffer rate from total assets to the UK leverage exposure measure. This will apply from the next review point in December 2023, with reference to the RFB leverage exposure at December 2022, with any changes to the buffer applying from 1 January 2025. Based on the RFB's leverage exposure as at June 2022, the O-SII buffer rate would be maintained at 2.0 per cent

●  The Group's PRA Buffer, which the PRA sets after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group's own internal stress tests. The PRA requires this buffer to remain confidential

●  The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements

Total capital requirement

The Group's total capital requirement (TCR) as at 30 June 2022, being the aggregate of the Group's Pillar 1 and current Pillar 2A capital requirements, was £24,077 million (31 December 2021: £22,986 million).

Capital resources

An analysis of the Group's actual capital position as at 30 June 2022 is presented in the following section. The capital position reflects the application of the transitional arrangements for IFRS 9.
CAPITAL RISK (continued)

The following table summarises the consolidated capital position of the Group.

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Common equity tier 1
Shareholders' equity per balance sheet	44,371	47,011
Adjustment to retained earnings for foreseeable dividends	(824)	(947)
Adjustment to retained earnings for full impact of share buyback	(164)	-
Deconsolidation adjustments1	2,835	2,486
Cash flow hedging reserve	3,185	457
Other adjustments	(256)	547
	49,147	49,554
less: deductions from common equity tier 1
Goodwill and other intangible assets	(4,524)	(3,026)
Prudent valuation adjustment	(427)	(457)
Removal of defined benefit pension surplus	(4,003)	(3,200)
Significant investments1	(4,964)	(4,573)
Deferred tax assets	(4,486)	(4,483)
Common equity tier 1 capital	30,743	33,815
Additional tier 1
Other equity instruments	5,458	5,879
Preference shares and preferred securities2	477	2,149
Transitional limit and other adjustments3	(477)	(1,598)
	5,458	6,430
less: deductions from tier 1
Significant investments1	(1,100)	(1,100)
Total tier 1 capital	35,101	39,145
Tier 2
Other subordinated liabilities2,3	10,296	10,959
Deconsolidation of instruments issued by insurance entities1	(1,513)	(1,753)
Adjustments for transitional limits and non-eligible instruments3	(664)	735
Amortisation and other adjustments	(1,756)	(1,791)
	6,363	8,150
less: deductions from tier 2
Significant investments1	(962)	(961)
Total capital resources3	40,502	46,334

Risk-weighted assets	209,619	195,967

Common equity tier 1 capital ratio	14.7%	17.3%
Tier 1 capital ratio	16.7%	20.0%
Total capital ratio	19.3%	23.6%

1    For regulatory capital purposes, the Group's Insurance business is deconsolidated and replaced by the amount of the Group's investment in the business. A part of this amount is deducted from capital (via 'significant investments' in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2    Preference shares, preferred securities and other subordinated liabilities are reported as subordinated liabilities in the balance sheet.

3    Following the completion of the transition to end-point eligibility rules on 1 January 2022, legacy tier 1 and tier 2 capital instruments subject to the original CRR transitional rules have now been fully removed from regulatory capital. Included in other subordinated liabilities is a single legacy tier 2 capital instrument of £14 million that remains eligible under the extended transitional rules of CRR 2. Excluding this instrument, total capital resources at 30 June 2022 are £40,488 million and the total capital ratio is 19.3 per cent.

CAPITAL RISK (continued)

Movements in capital resources

The key movements are set out in the table below.

	Common equity tier 1 £m	Additional tier 1 £m	Tier 2 £m	Total capital £m

At 31 December 2021	33,815	5,330	7,189	46,334
Banking business profits1	2,837	-	-	2,837
Movement in foreseeable dividend accrual2	123	-	-	123
Final dividend paid out on ordinary shares during the period	(930)	-	-	(930)
Share buyback reflected through retained profits	(1,836)	-	-	(1,836)
Adjustment to reflect full impact of share buyback	(164)	-	-	(164)
Dividend received from the Insurance business3	300	-	-	300
IFRS 9 transitional adjustment to retained earnings	(468)	-	-	(468)
Pension deficit contributions	(996)	-	-	(996)
Goodwill and other intangible assets	(1,498)	-	-	(1,498)
Significant investments	(391)	-	(1)	(392)
Movement in treasury shares and employee share schemes	84	-	-	84
Movements in other equity, subordinated liabilities, other tier 2 items and related adjustments	-	(972)	(1,787)	(2,759)
Distributions on other equity instruments	(214)	-	-	(214)
Other movements	81	-	-	81
At 30 June 2022	30,743	4,358	5,401	40,502

1    Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.

2    Reflects the reversal of the brought forward accrual for the 2021 final ordinary dividend, net of the accrual for foreseeable 2022 ordinary dividends.

3    Received in February 2022.

CET1 capital resources have reduced by £3.1 billion during the period, primarily reflecting:

●  The reduction on 1 January 2022 for regulatory changes including the reinstatement of the full deduction treatment for intangible software assets in addition to phased and other reductions in IFRS 9 transitional relief

●  The recognition of the full capital impact of the ordinary share buyback programme announced as part of the Group's 2021 year end results, which commenced in February 2022

●  The accrual for foreseeable ordinary dividends in respect of the first half of 2022, inclusive of the announced interim ordinary dividend

●  Accelerated pension deficit contributions (fixed and variable) paid during the first quarter into the Group's three main defined benefit pension schemes

●  Partially offset by banking business profits for the period and the receipt of the dividend paid up by the Insurance business in February 2022

AT1 and Tier 2 capital resources have reduced during the period, primarily reflecting the removal of legacy capital instruments following the completion of the transition to end-point eligibility rules for regulatory capital on 1 January 2022. AT1 capital further reduced as a result of a capped purchase programme of sterling denominated AT1 securities. In addition, Tier 2 capital resources have reduced as result of the impact of movements in rates and regulatory amortisation, partially offset by sterling depreciation.
CAPITAL RISK (continued)

Minimum requirement for own funds and eligible liabilities (MREL)

The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England's MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.

Applying the MREL SoP to current minimum capital requirements at 30 June 2022, the Group's MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 23.0 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.

In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.

An analysis of the Group's current MREL resources is provided in the table below.

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Total capital resources	40,502	46,334
Ineligible AT1 and tier 2 instruments1	(433)	(163)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	1,054	713
Other eligible liabilities issued by Lloyds Banking Group plc2	26,769	26,070
Total MREL resources	67,892	72,954

Risk-weighted assets	209,619	195,967

MREL ratio	32.4%	37.2%

Leverage exposure measure	656,459	664,362

MREL leverage ratio	10.3%	11.0%

1    Instruments with less than or equal to one year to maturity or instruments not issued out of the holding company.

2    Includes senior unsecured debt.

During the first half of 2022, the Group issued externally £3.2 billion (sterling equivalent at point of issuance) of senior unsecured debt from Lloyds Banking Group plc which, while not included in total capital, is eligible to meet MREL.

Total MREL resources reduced by £5.1 billion during the period, largely as a result of the reduction in total capital resources, partly offset by a smaller increase in other eligible liabilities which reflected the new issuances and sterling depreciation, net of movements in rates, calls and the removal of senior unsecured debt instruments with less than one year to maturity.
CAPITAL RISK (continued)

Risk-weighted assets

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Foundation Internal Ratings Based (IRB) Approach	47,064	47,255
Retail IRB Approach	80,363	65,450
Other IRB Approach1	18,907	22,572
IRB Approach	146,335	135,277
Standardised (STA) Approach1	23,357	21,628
Credit risk	169,691	156,905
Securitisation1	5,982	5,945
Counterparty credit risk	6,419	4,904
Contributions to the default funds of central counterparties	183	357
Credit valuation adjustment risk	893	678
Operational risk	23,973	24,025
Market risk	2,478	3,153
Risk-weighted assets	209,619	195,967
Of which threshold risk-weighted assets2	11,528	12,359

1    Threshold risk-weighted assets are now included within Other IRB Approach and Standardised (STA) Approach. In addition securitisation risk-weighted assets are now shown separately. Comparatives have been presented on a consistent basis.

2    Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group's Insurance business.

Risk-weighted assets have increased by £14 billion during the first half of the year, primarily reflecting:

●  The £16 billion increase on 1 January 2022 for regulatory changes, including the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs and a new standardised approach for measuring counterparty credit risk (SA-CCR) following the UK implementation of the remainder of CRR 2

●  A subsequent £2 billion reduction largely reflecting optimisation activities within Retail and Commercial Banking and reductions from Retail models reflecting the benign credit performance, partly offset by the growth in balance sheet lending

●  Increases from foreign exchange were offset by reductions from the increase in swap rates on counterparty credit risk-weighted assets and other movements

CAPITAL RISK (continued)

Leverage ratio

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

●  A minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

●  A countercyclical leverage buffer (CCLB) which is currently zero per cent of the total leverage exposure measure, reflecting the current UK CCyB rate of nil. Following the FPC announcements on the increase in the UK CCyB rate (to 1 per cent in December 2022, then 2 per cent in July 2023), the Group's CCLB would be expected to increase to 0.3 per cent in December 2022 and 0.6 per cent in July 2023, based upon the concentration of Group exposures to the UK market at 30 June 2022

●  An additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.

The table below summarises the component parts of the Group's leverage ratio.

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Total tier 1 capital (fully loaded)	35,101	38,594

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	29,734	22,051
Securities financing transactions	68,911	69,673
Loans and advances and other assets	791,763	794,801
Total assets	890,408	886,525

Qualifying central bank claims	(85,412)	(72,741)

Deconsolidation adjustments1
Derivative financial instruments	293	(166)
Loans and advances and other assets	(167,633)	(186,965)
Total deconsolidation adjustments	(167,340)	(187,131)

Derivatives adjustments	(6,269)	(3,506)
Securities financing transactions adjustments	2,696	1,946
Off-balance sheet items	44,033	57,496
Amounts already deducted from Tier 1 capital	(13,086)	(10,324)
Other regulatory adjustments2	(8,571)	(7,903)
Total exposure measure	656,459	664,362
Average exposure measure3	658,433

UK leverage ratio	5.3%	5.8%
Average UK leverage ratio3	5.3%

Leverage exposure measure (including central bank claims)	741,871	737,103
Leverage ratio (including central bank claims)	4.7%	5.2%

1    Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation, primarily the Group's Insurance business.

2    Includes adjustments to exclude lending under the UK Government's Bounce Back Loan Scheme (BBLS).

3    The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 April 2022 to 30 June 2022). The average of 5.3 per cent compares to 5.2 per cent at the start and 5.3 per cent at the end of the quarter.

CAPITAL RISK (continued)

Analysis of leverage movements

The Group's UK leverage ratio has reduced to 5.3 per cent, primarily reflecting the reduction in the total tier 1 capital position. This was partially offset by a £7.9 billion reduction in the leverage exposure measure which largely reflected a reduction in the measure for off-balance sheet items, partly offset by an increase in the derivatives exposure measure.

Following a direction received from the PRA during 2020 the Group is permitted to exclude lending under the UK Government's Bounce Back Loan Scheme (BBLS) from the leverage exposure measure.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, increased by £5.4 billion during the period, largely as a result of the increase in the replacement cost measure which was primarily driven by market movements and the impact of the revised leverage rules for determining the measure following the implementation of the new standardised approach for measuring counterparty credit risk (SA-CCR).

Off-balance sheet items reduced by £13.5 billion during the period, largely reflecting optimisation activity which has resulted in a reduction in the credit conversion factor applied to residential mortgage offers.

The average UK leverage ratio was 5.3 per cent over the quarter, consistent with the position at 30 June 2022, with the increase in tier 1 capital during the quarter broadly offset by increases in the exposure measure.

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 30 Jun 2022	At 31 Dec 2021

Common equity tier 1 (£m)	30,478	33,033
Transitional tier 1 (£m)	34,835	38,363
Transitional total capital (£m)	40,402	46,336
Total risk-weighted assets (£m)	209,451	195,874
Common equity tier 1 ratio (%)	14.6%	16.9%
Transitional tier 1 ratio (%)	16.6%	19.6%
Transitional total capital ratio (%)	19.3%	23.7%
UK leverage ratio exposure measure (£m)	656,193	663,580
UK leverage ratio (%)	5.3%	5.7%

The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR 'Quick Fix' revisions published in June 2020). Specifically, the Group has opted to apply both paragraphs 2 and 4 of CRR Article 473a (static and dynamic relief) and in addition to apply a 100 per cent risk weight to the consequential Standardised credit risk exposure add-back as permitted under paragraph 7a of the revisions.

As at 30 June 2022, static relief under the transitional arrangements amounted to £237 million (31 December 2021: £353 million) and dynamic relief amounted to £28 million (31 December 2021: £428 million) through CET1 capital.

CAPITAL RISK (continued)

Stress testing

The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme, the Group regularly conducts a macroeconomic stress test of the Group's operating plan to assess whether the Group's capital position is resilient to a further severe economic shock, over and above the stress experienced during the pandemic.

The Group also participates in stress tests run by the Bank of England which published the results of the most recent exercise in December 2021, showing that the Group had passed the stress test. The Bank of England calculated the Group's CET1 capital ratio after the application of management actions to be 7.8 per cent, against the reference rate of 7.7 per cent, meaning the Group was not required by the regulator to undertake any capital actions. This shows the Group's resilience to a severe economic shock in addition to what had been experienced over 2020, as House Price Index (HPI) and Commercial Real Estate (CRE) values fell a further 33 per cent and unemployment peaked at 11.9 per cent in the Bank of England's theoretical stress scenario. The next Bank of England stress test launches in September 2022, with publication of results expected in mid-2023.

The Group participated in the Bank of England Biennial Exploratory Scenario on Climate (CBES) with industry level results published in May 2022. The exercise explored the financial risks posed by climate change with projections of climate risks likely to create a drag on institutions' profitability. The Group will continue to develop climate scenario analysis capabilities and improve climate risk management.

Regulatory capital developments

A consultation on the UK implementation of the remaining Basel III reforms (also referred to as Basel 3.1), which include significant revisions to the credit risk, CVA and operational risk frameworks and will lead to the phased introduction of a risk-weighted assets output floor, is expected to be published by UK regulators in the fourth quarter of 2022. The final rules are currently expected to apply from 1 January 2025, with the output floor expected to be phased in over several years.

Half-year Pillar 3 disclosures

The Group will publish a condensed set of half-year Pillar 3 disclosures in the second half of August. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financial-downloads

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 27 July 2022